UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No    X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Group Report January 1 to March 31, 2004

Deutsche Telekom

Deutsche Telekom at a glance.

14.6 14.1 13.6 14.0 (billions of €) Net revenue 2004 2003 13.6 15.0 14.5 14.0 13.5 13.0 Q4 Q3 Q2 Q1	Q1 Q2 Q3 Q4 0.0 1.0 2.0 3.0 4.0 2.0 2003 2004 Free cash flow (before dividend) (billions of €) 2.9 2.0 3.4 0.9
% 35 34 33 32 31 30 4.8 Margin 2004 Margin 2003 4.5 4.7 4.6 4.6 (billions of €) Group EBITDA (adjusted) 2004 2003 4.5 4.7 4.6 4.5 4.4 4.3 Q4 Q3 Q2 Q1	415 600 500 400 300 200 100 0 -60 630 486 66 (millions of €) Results from ordinary business activities (adjusted) 2004 2003 -100 Q4 Q3 Q2 Q1
Q1 Q2 Q3 -200 2003 2004 Net income/loss (adjusted) (millions of €) 113 162 463 0 200 400 600 227 -400 -600 -516 Q4	Q1 Q2 Q3 20 2003 2004 Net debt (billions of €) 56.3 53.0 49.4 30 40 50 60 44.6 10 0 Q4 46.6

Deutsche Telekom at a glance.

At a glance

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Net revenue	13,986	13,618	368	2.7	55,838
Domestic	8,444	8,506	(62)	(0.7)	34,691
International	5,542	5,112	430	8.4	21,147
Results from ordinary business activities	346	494	(148)	(30.0)	1,398
Special factors[a]	(69)	428	497	n.a.	276
Adjusted results from ordinary business activities	415	66	349	n.a.	1,122
Financial income/(expense), net	(1,110)	(1,092)	(18)	(1.6)	(4,031)
Depreciation and amortization	(3,016)	(3,269)	253	7.7	(12,884)
of property, plant and equipment	(1,891)	(2,101)	210	10.0	(8,206)
of intangible assets	(1,125)	(1,168)	43	3.7	(4,678)
Other taxes	(44)	(49)	5	10.2	(162)
EBITDA[b]	4,516	4,904	(388)	(7.9)	18,475
Special factors affecting EBITDA[b,c]	(69)	428	(497)	n.a.	187
Adjusted EBITDA[b,c]	4,585	4,476	109	2.4	18,288
Adjusted EBITDA margin[b,c] (%)	32.8	32.9			32.8
Net income	169	853	(684)	(80.2)	1,253
Special factors[a]	(58)	740	(798)	n.a.	1,031
Adjusted net income[c]	227	113	114	n.a.	222
Earnings per share[d](€)/ADS[e] (German GAAP)	0.04	0.20	(0.16)	(80.0)	0.30
Investments in property, plant and equipment, and intangible assets (excl. goodwill)	(1,019)	(909)	(110)	(12.1)	(6,234)
Net cash provided by operating activities	4,250	3,117	1,133	36.3	14,316
Equity ratio (%)	30.2	28.1			29.1
Net debt[f]	44,585	56,293	(11,708)	(20.8)	46,576

Number of employees at balance sheet date

Number of fixed-network and mobile customers

		Mar. 31, 2004	Dec. 31, 2003	Change Mar. 31, 2004/ Dec. 31, 2003%	Mar. 31, 2003	Change Mar. 31, 2004/ Mar. 31, 2003%

Deutsche Telekom Group		248,153	248,519	(0.1)	252,380	(1.7)
Non-civil servants		198,489	198,726	(0.1)	202,150	(1.8)
Civil servants		49,664	49,793	(0.3)	50,230	(1.1)
Telephone lines (incl. ISDN channels)[g]	(millions)	57.9	57.9	0.0	58.2	(0.5)
Broadband lines (in operation)	(millions)	4.5	4.1	9.8	3.3	36.4
Mobile subscribers (majority shareholdings)[h]	(millions)	69.2	66.7	3.7	60.2	15.0

[a]	For detailed information on special factors, see “Reconciliation of pro forma figures”.
[b]	Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation.
[c]	A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, the adjusted EBITDA margin and adjusted net income can be found under “Reconciliation of pro forma figures”.
[d]	Earnings per share (according to German GAAP) for each period are calculated by dividing net income/loss by the weighted average number of outstanding shares.
[e]	One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom AG common stock.
[f]

Bonds, liabilities to banks, liabilities to non-banks from loan notes, and other liabilities after deduction of liquid assets, including marketable securities, other investments in noncurrent securities, other assets, and loan discounts (prepaid expenses, deferred charges). For detailed information, see “Reconciliation of pro forma figures”.

[g]	Telephone lines of the Group, including for internal use.
[h]

Number of subscribers of T-Mobile’s fully consolidated mobile communications companies, plus majority shareholdings of MATÁV and Hrvatske telekomunikacije (HT). Mobimak subscriber figures reported for the first time as of March 31, 2004. Prior-year figures have been adjusted.

Agenda 2004.

Deutsche Telekom has established a six-point program under the name “Agenda 2004” to further promote its profitable growth. “Agenda 2004” is intended to lay the essential foundation for the current financial year and the successful future of the Group.

Agenda 2004 consists of the following initiatives:

Broadband

Broadband is a crucial factor in the future development of Deutsche Telekom in the fixed and mobile communications network and is thus a key source of growth for all the divisions. Responsibility for the continued market development of broadband in the fixed network is in the joint hands of T-Com and T-Online, with the aim being to raise the number of T-DSL lines from four million at present to ten million by 2007. Measures planned to achieve this include the provision of higher bandwidths in line with demand, targeted market development, a comprehensive portfolio of attractive broadband content, and the continued roll-out in rural areas and eastern Germany.

Business customers

In the drive to win more business customers, T-Systems and T-Com are pooling their strengths in this important, high-growth segment. As part of the business customer drive, they are expanding the service portfolio for small and medium-sized business customers of the Deutsche Telekom Group. The goals include increasing their “share of wallet” and improving cooperation between the divisions in sales.

Human resources

The human resources initiative encompasses the three core issues of Vivento, the employment alliance, and a motivation and qualification campaign. The reduction in personnel costs, more flexible working hours, improved efficiency and a greater commitment of the staff of Deutsche Telekom constitute key factors with respect to the future competitiveness of Deutsche Telekom in this connection.

Efficiency

An increase in productivity and efficiency and cost reductions as well as the further fine-tuning of investments are another focal point of “Agenda 2004”. This includes the planned sale of noncurrent assets no longer needed for operations, and a further optimization of working capital. Moreover, synergies will be generated from the Group-wide network and IT platforms. Corporate Procurement is also realizing additional savings potential by co-ordinating all procurement processes in the Group.

Innovation

The projects which are combined in the innovation drive are aimed at safeguarding growth through new products and services. Deutsche Telekom will continue in its role of innovation driver in the tele-communications sector in future. The innovation drive is designed to lay the foundations for this across the divisions.

Quality

The objective of the Group-wide quality drive is to increase customer satisfaction and strengthen customer loyalty to the “T” brand. Deutsche Telekom’s efforts are focused on increasing the quality of service from the customer’s point of view. In all four divisions, numerous measures have been initiated that complement each other and, in their entirety, will lift the level of quality.

First quarter of 2004
Contents

Contents.

Development in the Group	4

Key financial figures	4

Significant events	5

Business developments	8

Overview	8

Divisions	13

T-Com	13

T-Mobile	18

T-Systems	22

T-Online	25

Group Headquarters & Shared Services	29

Outlook	32

Significant events after the balance sheet date (March 31, 2004)	32

Development of revenue and income	33

Risk situation	35

Reconciliation of pro forma figures	36

EBITDA and EBITDA adjusted for special factors	36

Special factors	37

Free cash flow	39

Gross and net debt	40

Consolidated financial statements	41

Notes to the consolidated statement of income	45

Other disclosures	47

Notes to the consolidated balance sheet	49

Notes to the consolidated statement of cash flows	54

Segment reporting	55

Accounting	56

Investor Relations calendar	58

First quarter of 2004
Development in the Group/Key financial figures

Development in the Group.

Strong organic growth1 in the Group.

Net revenue increased 7.5 percent year-on-year in spite of the difficult economic situation in Germany.

Group EBITDA2 adjusted for special factors increased 6.2 percent year-on-year.

Strong subscriber growth in the first quarter of 2004.

2.4 million new mobile subscribers, of which 1.2 million at T-Mobile USA.

More than 0.4 million new broadband lines in Germany and abroad.

Key financial figures.

Net revenue rose approximately 2.7 percent from EUR 13.6 billion to around EUR 14.0 billion year-on-year despite negative effects from foreign currency translation and changes in the composition of the Group.

Group EBITDA2 adjusted for special factors improved from EUR 4.5 billion to EUR 4.6 billion year-on-year; Group EBITDA2 is down from EUR 4.9 billion to EUR 4.5 billion as a result of the non-recurrence of special factors.

Results from ordinary business activities, adjusted for special factors, increased from EUR 0.3 billion to EUR 0.4 billion year-on-year; unadjusted, the figure fell by EUR 0.1 billion.

Net income adjusted for special factors doubled year-on-year from EUR 0.1 billion to EUR 0.2 billion in spite of accruals for loss contingencies of EUR 0.1 billion for Toll Collect; unadjusted, the figure dropped from EUR 0.9 billion to EUR 0.2 billion.

Free cash flow3 before dividend payments continued to increase considerably to EUR 2.9 billion compared with EUR 2.0 billion in the prior-year quarter.

Net debt4 reduced by a further EUR 2 billion to EUR 44.6 billion compared with EUR 46.6 billion at December 31, 2003. Year-on-year, net debt decreased by EUR 11.7 billion.

[1]	Organic growth includes effects from changes in currency exchange rates and changes in the composition of the Group.
[2]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[3]

Deutsche Telekom defines free cash flow as cash generated from operations minus interest payments and cash outflows for investments in property, plant and equipment, and intangible assets (excluding goodwill). For the calculation of free cash flow please refer to “Reconciliation of pro forma figures”.

[4]	For detailed information and calculations please see “Reconciliation of pro forma figures”.

First quarter of 2004
Significant events

Significant events.

Group

Deutsche Telekom and ver.di forge an employment alliance.

Deutsche Telekom has agreed an employment alliance with the services union ver.di which will affect 120,000 employees. An agreement was reached on March 23, 2004 for staff subject to collective agreements at Deutsche Telekom AG. Both parties to the agreement have agreed upon an overall package containing future-oriented viable solutions for devising measures to safeguard jobs and avoid compulsory redundancies. Under the terms of the agreement, weekly working hours are to be reduced in principle from 38 to 34, combined with a partial reduction in salaries equivalent to 2.5 hours, meaning that employees are paid for 35.5 hours, and a salary freeze for 2004. The agreement not to make any compulsory redundancies is being extended to 2008.

Deutsche Telekom’s rating upgraded.

The rating agency Moody’s raised Deutsche Telekom’s rating from Baa3 to Baa2 on March 3, 2004 (outlook: positive). Standard&Poor’s moved Deutsche Telekom’s BBB+ rating (outlook: stable) to “creditwatch with positive implications” on March 10, 2004.

Deutsche Telekom Stiftung (Deutsche Telekom Foundation) established.

Deutsche Telekom AG intends to intensify further the flow of knowledge and ideas between the state, society and the business community to contribute to the progress of society as a whole. For this reason, the Company has established the Deutsche Telekom Foundation, which is based in Bonn. The non-profit foundation is intended to help promote the development of a networked knowledge and information-based society at the national and international levels with numerous projects in the areas of education, research and innovative technology. Deutsche Telekom AG is providing the foundation with EUR 50 million in foundation capital and intends to commit additional funds to the foundation in the future. Dr. Klaus Kinkel, a retired Federal German minister, is the chairman of the foundation.

T-Com

Agreement on the toll collection system.

The Toll Collect consortium, in which Deutsche Telekom AG has a 45 percent stake, has reached an agreement with the Federal Government on the continuation of their collaboration. The partners in the consortium are now implementing the plan announced after a meeting with the Federal Chancellor, according to which toll charging using an on-board unit is to start from January 1, 2005 with slight functional restrictions. The fully functional toll collection system is to be in operation from January 1, 2006. Deutsche Telekom has reinforced the operational commitment within the consortium. Konrad F. Reiss, member of the Board of Management of Deutsche Telekom AG and head of the Deutsche Telekom subsidiary T-Systems, is to become chairman of the Toll Collect Steering and Shareholders’ Committee. T-Systems will provide key components as a sub-contractor of Toll Collect GmbH.

First quarter of 2004
Significant events

T-Com: strong growth with DSL lines.

The broadband market continued to be the main growth driver for T-Com in the first quarter of 2004. Having added 424,000 lines since the end of 2003, T-Com increased the total number of DSL lines in operation to 4.5 million, thus reinforcing the success of the broadband drive.

New telecommunications act in Hungary.

On November 24, 2003 the Hungarian parliament passed the new telecommunications act, which transposes the new EU regulatory framework and came into effect on January 1, 2004. Except for minor exceptions, the law is in line with the new EU regulatory framework. Competition in the fixed network is expanding as a result of new obligations regarding the provision of upstream services combined with price cuts for such services and the abolition of compensatory payments.

T-Mobile

T-Mobile USA sets new record for customer acquisition.

T-Mobile USA broke its own record for new additions in the first quarter of 2004. With almost 1.2 million new customers, T-Mobile USA recorded more new additions in the period under review than in any other quarter to date. T-Mobile USA thus achieved second place in terms of subscriber growth among the six national mobile carriers in the United States in the first quarter of 2004, accounting for almost 30 percent of market growth in this segment. Once again, fixed-term contract subscribers accounted for the majority of these additions.

Sale of interests in Virgin Mobile and Niedermeyer.

T-Mobile sold its 50 percent equity-accounted investment in the British mobile communications provider Virgin Mobile to the Virgin group at the end of January 2004. The companies also concluded an agreement granting Virgin Mobile use of T-Mobile UK’s mobile communications network for a further ten years.

With financial effect from January 2004, T-Mobile Austria sold 100 percent of the shares in the Austrian consumer electronics and photographic equipment chain Niedermeyer to Value Management Services GmbH in February 2004. Niedermeyer will, however, remain an important contractual partner of T-Mobile in Austria.

First quarter of 2004
Significant events

T-Systems

T-Systems’ projects.

TUI AG, the world’s largest travel operator, is outsourcing its entire network to T-Systems. Initially, the information and communications technology service provider will integrate the existing sub-networks of the customer’s 2,600 or so international points of presence. The new infrastructure transports data based on MPLS (Multi Protocol Label Switching), creating greater efficiency in the network and associated services, thus reducing operating costs. The total volume of the five-year contract has a value in the high double-digit millions of euros.

MATÁV, the largest telecommunications company in Hungary, and T-Systems signed a cooperation agreement in March 2004. The intention is for T-Systems to expand its international reach and its portfolio as a telecommunications provider. Together, the two partners will offer voice and data solutions tailored to the Hungarian market. In return, T-Systems will use MATÁV’s existing network infrastructure in Hungary, giving it access to Hungarian companies, which are currently expanding, into other markets, particularly in Western Europe.

T-Online

T-Online concludes acquisition of the Scout24 group.

The acquisition of the Scout24 group expands T-Online’s brand and product portfolio, and thus its non-access business activities, with the addition of channel business. Scout24 has established several successful online marketplaces in various sectors under a single brand name.

First quarter of 2004
Business developments

Business developments.
Overview.

Net revenue

Deutsche Telekom increased its revenue by around EUR 0.4 billion, or 2.7 percent, year-on-year to approximately EUR 14.0 billion in the first three months of this year. Currency translation effects, in particular for U.S. dollars (USD), totaling about EUR 0.4 billion, and changes in the composition of the Deutsche Telekom Group, especially the deconsolidation of cable companies in the T-Com division, had a negative impact of EUR 0.2 billion on revenue. Adjusted for these effects, the Group recorded organic revenue growth of approximately 7.5 percent.

Revenue growth was mainly driven by the T-Mobile and T-Online divisions. The increase in revenue of 11.9 percent at T-Mobile is mainly attributable to continued growth in subscriber numbers, even though the positive development of revenue was offset in part by negative currency translation adjustments from U.S. dollars and pounds sterling as well as the effect of the deconsolidation of Niedermeyer. Organic revenue growth at T-Mobile amounted to more than 19 percent. At T-Online, continued customer growth also boosted revenue by 10.8 percent.

Revenue development at T-Com was once again influenced by regulatory and competitive factors. While access revenues rose primarily as a result of higher charges for analog lines and an increase in the number of T-DSL and T-ISDN lines, call revenues declined. Losses of market share as a result of the opening up of the market for call-by-call and pre-selection in the local network in April 2003 and July 2003, respectively, had a negative impact on revenue. In organic terms, T-Com’s revenue decreased by only 4.7 percent. Negative currency translation effects in Central and Eastern Europe and the loss of revenue resulting from the deconsolidation of the remaining cable activities also had an impact in this regard.

Revenue at T-Systems fell slightly year-on-year. The revenue growth in IT services was unable to completely make up for the decrease in the Telecommunications unit. In addition to deconsolidation effects (predominantly from the sale of TELECASH GmbH, SIRIS S.A.S., and MultiLink SA), this was due to the continued difficult market environment with strong competitive and cost pressures. Adjusted for these deconsolidation effects, however, T-Systems also recorded organic growth.

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Net revenue	13,986	13,618	368	2.7	55,838
T-Com[a]	6,975	7,490	(515)	(6.9)	29,206
T-Mobile[a]	5,944	5,310	634	11.9	22,778
T-Systems[a]	2,475	2,560	(85)	(3.3)	10,614
T-Online[a,b]	493	445	48	10.8	1,851
Group Headquarters & Shared Services[a]	1,090	1,093	(3)	(0.3)	4,268
Intersegment revenue[c]	(2,991)	(3,280)	289	8.8	(12,879)

[a]	Total revenue (including revenue between divisions).
[b]

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

[c]	Elimination of revenue between divisions.

First quarter of 2004
Business developments

Contribution of the division to net revenue (after consolidation of revenue between the divsions)

	Q1 2004 millions of €	Proportion of net revenue of the Group %	Q1 2003 millions of €	Proportion of net revenue of the Group %	Change millions of €	Change %	FY 2003 millions of €

Net revenue	13,986	100.0	13,618	100.0	368	2.7	55,838
T-Com	6,053	43.3	6,441	47.3	(388)	(6.0)	25,116
T-Mobile	5,678	40.6	5,006	36.8	672	13.4	21,572
T-Systems	1,722	12.3	1,715	12.6	7	0.4	7,184
T-Online[a]	453	3.2	394	2.9	59	15.0	1,662
Group Headquarters & Shared Services	80	0.6	62	0.4	18	29.0	304

[a]

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied thoughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

The two main revenue contributors in the Group were, once again, T-Com and T-Mobile. T-Mobile further expanded its share of revenue in the first quarter and accounted for 40.6 percent of net revenue. T-Com’s contribution fell to 43.3 percent.

Revenue generated outside Germany

Revenue generated outside Germany increased in the first quarter of 2004 by 8.4 percent; the proportion of revenue generated outside Germany rose to 39.6 percent, up 2.1 percentage points year-on-year. This increase is attributable in particular to the sustained positive growth in revenue at T-Mobile USA.

In spite of the decrease in revenue on account of deconsolidations, revenue in Germany remained close to the prior-year level.

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Net revenue	13,986	13,618	368	2.7	55,838
Domestic	8,444	8,506	(62)	(0.7)	34,691
International	5,542	5,112	430	8.4	21,147
Proportion international (%)	39.6	37.5			37.9
of which: EU countries (excl. Germany)	2,090	2,044	46	2.3	7,962
of which: Rest of Europe	1,230	1,261	(31)	(2.5)	5,118
of which: North America	2,117	1,715	402	23.4	7,610
of which: Other	105	92	13	14.1	457

First quarter of 2004
Business developments

Net income

Deutsche Telekom generated net income of EUR 0.2 billion in the first quarter of 2004. The decrease compared with the first quarter of the previous year is primarily attributable to lower other operating income and the non-recurrence of the positive tax effect recorded in the first quarter of 2003. Adjusted for special factors, net income doubled from EUR 0.1 billion in the first quarter of 2003 to EUR 0.2 billion in the period under review.

Results from ordinary business activities

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Results from ordinary business activities (Group)	346	494	(148)	(30.0)	1,398
T-Com[a]	1,251	1,418	(167)	(11.8)	4,247
T-Mobile[a]	156	(77)	233	n.a.	831
T-Systems[a]	(42)	(18)	(24)	n.a.	(138)
T-Online[a,b]	37	2	35	n.a.	104
Group Headquarters & Shared Services[a]	(1,156)	(826)	(330)	(40.0)	(4,071)
Reconciliation	100	(5)	105	n.a.	425

[a]	Results from ordinary business activities at division level.
[b]

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

Deutsche Telekom’s results from ordinary business activities decreased by around EUR 0.1 billion in comparison with the prior-year period. While, at around EUR 0.4 billion, the gross profit improved on the basis of an increase in revenue and almost no change in the cost of sales, the operating result moved in the opposite direction. Savings totaling around EUR 0.3 billion resulting from greater efficiency in the area of selling costs as well as general and administrative costs were offset by the drop in other operating income of approximately EUR 0.8 billion. In the same period in 2003, other operating income increased due to the disposal of non-core activities, in particular the cable business and TELECASH GmbH. Net financial expenses remained at almost the prior-year level.

Adjusted for special factors, results from ordinary business activities increased by EUR 0.3 billion from around EUR 0.1 billion in the first quarter of 2003 to EUR 0.4 billion in the quarter under review. Special factors from expenses for severance payments had a negative effect of EUR 0.1 billion on results from ordinary business activities in the first three months of 2004. In the prior-year period, results from ordinary business activities were positively affected by special factors of EUR 0.4 billion resulting in particular from the disposal of financial assets.

First quarter of 2004
Business developments

EBITDA

EBITDA in the first quarter of 2004 amounted to EUR 4.5 billion. The decrease year-on-year is primarily attributable to the non-recurrence of the special factors mentioned above.

Adjusted EBITDA

Adjusted to exclude these special factors, EBITDA increased by 2.4 percent compared with the first quarter of 2003 to reach approximately EUR 4.6 billion. While adjusted EBITDA rose in the T-Mobile, T-Systems, and T-Online divisions, it fell in Group Headquarters & Shared Services. Adjusted EBITDA in the T-Com division remained at around the same level as in the previous year. Excluding the results of the cable business in the first quarter of 2003, adjusted EBITDA in the T-Com division would also have increased year-on-year.

At T-Mobile, the increase can be attributed in particular to the growth in revenue as a result of the increase in subscriber numbers, a disproportionately low increase in the cost of sales, economies of scale, and improved efficiency. The main driver of the improvement in adjusted EBITDA at T-Online was the revenue growth with an almost unchanged cost base. T-Systems achieved an increase in EBITDA through efficiency improvements and streamlined cost structures. The decline in adjusted EBITDA at Group Headquarters & Shared Services was mainly caused by the higher expenses incurred by Vivento. In spite of the marked decrease in revenue, T-Com succeeded in reducing its costs further as a result of efficiency programs and measures to improve quality and streamline operating costs, thereby increasing its adjusted EBITDA margin year-on-year in the first quarter of 2004.

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003[a] millions of €

Adjusted EBITDA[b]	4,585	4,476	109	2.4	18,288
T-Com	2,641	2,674	(33)	(1.2)	10,356
T-Mobile	1,677	1,514	163	10.8	6,671
T-Systems	301	286	15	5.2	1,415
T-Online[c]	119	75	44	58.7	310
Group Headquarters & Shared Services	(130)	(10)	(120)	n.a.	(316)
Reconciliation	(23)	(63)	40	63.5	(148)

[a]	For detailed information, please refer to Deutsche Telekom’s 2003 Annual Report, page 96 et seq.
[b]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[c]

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

Free cash flow

Free cash flow increased by EUR 0.9 billion year-on-year to EUR 2.9 billion, in particular as a result of an improvement in operational business and a tax refund of EUR 0.4 billion, compared with a tax payment of EUR 0.2 billion in the first quarter of 2003. This increase was partly offset by higher capital expenditures.

First quarter of 2004
Business developments

	Q1 2004 millions of €	Q1 2003 millions of €	FY 2003 millions of €

Cash generated from operations	4,683	3,393	18,132
Interest received/(paid)	(433)	(276)	(3,816)
Net cash provided by operating activities[a]	4,250	3,117	14,316
Cash outflows from investments in intangible assets (excluding goodwill), and property, plant and equipment	(1,350)	(1,113)	(6,031)
Free cash flow before dividend[a]	2,900	2,004	8,285

[a]	For detailed information and calculations please see “Reconciliation of pro forma figures”.

Net debt

Deutsche Telekom reduced its net debt from December 31, 2003 further by approximately EUR 2 billion or 4.3 percent to EUR 44.6 billion. This reduction emanated primarily from the positive free cash flow. Exchange rate effects and cash outflows for financial assets, in particular relating to the acquisition of the Scout24 group had an offsetting effect. Net debt dropped EUR 11.7 billion year-on-year.

	Mar. 31, 2004 millions of €	Dec. 31, 2003 millions of €	Change millions of €	Change %	Mar. 31, 2003 millions of €

Bonds and debentures	50,090	51,613	(1,523)	(3.0)	57,964
Liabilities to banks	3,272	3,798	(526)	(13.8)	4,852
Debt (in accordance with consolidated balance sheet)	53,362	55,411	(2,049)	(3.7)	62,816
Liabilities to non-banks from loan notes	799	799	0	—	818
Miscellaneous other liabilities	413	287	126	43.9	496
Gross debt[a]	54,574	56,497	(1,923)	(3.4)	64,130
Liquid assets	9,190	9,127	63	0.7	6,932
Other investments in marketable securities	184	173	11	6.4	251
Other investments in noncurrent securities	78	86	(8)	(9.3)	115
Other assets	287	271	16	5.9	207
Discounts on loans (prepaid expenses and deferred charges)	250	264	(14)	(5.3)	332
Net debt[a]	44,585	46,576	(1,991)	(4.3)	56,293

[a]	For detailed information and calculations please see “Reconciliation of pro forma figures”.

First quarter of 2004
Business developments

Divisions.
The T-Com division.

	Mar. 31, 2004[a] millions	Dec. 31, 2003[a] millions	Change Mar. 31, 2004/ Dec. 31, 2003[a] %	Mar. 31, 2003[a] millions	Change Mar. 31, 2004/ Mar. 31, 2003%

Broadband lines[b]	4.5	4.1	9.8	3.3	36.4
T-DSL (Germany)	4.4	4.0	10.0	3.2	37.5
DSL (Central and Eastern Europe)	0.14	0.11	27.3	0.05	180.0
Narrowband lines, incl. ISDN channels	55.5	55.5	0.0	56.1	(1.1)
Germany[c]	48.7	48.7	0.0	49.2	(1.0)
Standard analog lines	26.9	27.2	(1.1)	28.2	(4.6)
ISDN channels	21.8	21.5	1.4	21.0	3.8
Central and Eastern Europe (CEE)	6.8	6.8	0.0	6.8	0.0
MATÁV[d]	3.5	3.5	0.0	3.5	0.0
Slovak Telecom (ST)	1.4	1.4	0.0	1.5	(6.7)
Hrvatske telekomunikacije (HT)	1.9	1.9	0.0	1.8	5.6
Mobile subscribers	7.4	7.2	2.8	6.4	15.6
Westel	3.8	3.8	0.0	3.4	11.8
Htmobile	1.4	1.3	7.7	1.3	7.7
EuroTel[e]	1.7	1.6	6.3	1.3	30.8
Mobimak[f]	0.6	0.5	20.0	0.4	50.0

[a]	The total was calculated on the basis of precise figures and rounded to millions. Percentages calculated on the basis of figures shown.
[b]	Lines in operation.
[c]	Telephone channels, including for internal use.
[d]	Subscriber-line figures are recorded including MATÁV’s subsidiary Maktel.
[e]	Eurotel is consolidated at equity via Slovak Telecom.
[f]	Mobile subscribers are shown for the first time. Mobimak is fully consolidated via Maktel.

T-Com: Customer development and selected KPIs

The broadband market continued to be the main growth driver for T-Com in the first quarter of 2004. Having added 424,000 lines since the end of 2003, T-Com increased the total number of DSL lines in operation to 4.5 million, which is 36 percent more than 12 months ago. The number of DSL lines in operation in Germany increased by 397,000 to approximately 4.4 million in the first quarter of 2004. The number of narrowband lines was virtually unchanged from year-end 2003. Here, too, the trend towards more advanced lines continued: The number of ISDN channels in Germany continued to grow with an increase of 301,000 in the first quarter of 2004, more than making up for the decline in analog lines quarter-on-quarter. When comparing the number of call minutes in Germany year-on-year, it should be remembered that neither call-by-call nor carrier pre-selection in the local network were in operation in the first quarter of 2003. Compared with the fourth quarter of 2003, the rate of decline in the volume of domestic call minutes has begun to slow. T-Com’s market share loss in the local network was more than 20 percent at the end of the first quarter of 2004. In addition, T-Com experienced competition-induced market share losses in other tariff zones as well. In response to intensifying competition, T-Com launched a number of attractive new calling plans, offering rate options in particular. In addition to the “AktivPlus xxl” and “AktivPlus basis calltime 120” rate options introduced in October 2003, the AktivPlus international rates have been reduced by up to 87 percent since December 1, 2003. As part of the regulatory approval for the rate decrease, the currently applicable country list for AktivPlus was expanded to include twelve new, attractive destination countries.

First quarter of 2004
Business developments

A major priority for Deutsche Telekom in 2004 is the successful execution of the measures jointly planned by T-Com and T-Online as part of the “broadband initiative”. T-Com’s contribution to this initiative includes the following specific actions:

As part of the “1-2-3 pricing strategy”, T-Com is offering three different line speeds (T-DSL 1000 for data downloads of up to one megabit per second, T-DSL 2000 for up to two megabits per second and T-DSL 3000 for up to three megabits per second) which will enable subscribers to download Internet files in a matter of seconds. T-Com has developed a simple, easy-to-understand calling plan for the higher bandwidths, which have been available to new customers since April 1, 2004. In the interest of quickly expanding the broadband market and at the same time promoting a competitive environment, T-Com is launching a number of additional products for its competitors from April 2004, including, in particular, DSL lines as a wholesale product. Furthermore, T-Com has filed an application with the Regulatory Authority (RegTP) requesting substantially lower monthly charges for line sharing -for which there has scarcely been any demand from competitors on the market to date. Thus, T-Com has taken specific steps, as announced, to stimulate growth in the broadband market together with its competitors.

In addition, the W-LAN technology represents an excellent opportunity for T-Com to bolster the popularity of T-DSL lines. With Wireless LAN, the last section of the connection from the T-Com network to the PC or laptop is wireless. T-Com is also setting up HotSpots at attractive locations, providing wireless Internet access of outstanding quality and performance. The availability of W-LAN at public places like restaurants and hotel lounges will further promote mobile Internet access and offer T-DSL customers, in particular, an extremely attractive additional service. About 2,500 HotSpot contracts had been signed by the end of the first quarter of 2004 and, from May onwards, customers will be able to use the service at some 1,000 HotSpots marked “HotSpot T-Com T-Mobile”. The HotSpot 180 calling plan allows T-DSL customers unlimited surfing at HotSpots for EUR 9.99 per month until the end of September 2004.

In addition to network access products, T-Com continues to expand its portfolio of broadband services tailored to the needs of business customers, thus stimulating the growth of the broadband market. Prime examples include PhonoLine, a cooperative venture between German music companies and T-Com to offer legal music downloads, and the “Online Backup” business solution, a service providing data back-ups on the Net.

The number of narrowband channels in operation in Central and Eastern Europe remained stable at the prior-year level. Broadband business increased by around 200 percent at MATÁV, HT and ST year-on-year. Furthermore, the number of broadband lines increased by more than 24 percent quarter-on-quarter. Despite growing competition, the numbers of subscribers for these companies’ mobile communications operators rose over the previous quarter. As part of its transformation to become a modern, customer-oriented telecommunications enterprise, Slovenské Telekomunikácie was relaunched in the market under the name Slovak Telecom on January 15, 2004.

First quarter of 2004
Business developments

T-Com: Development of operations

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003[a] millions of €

Total revenue	6,975	7,490	(515)	(6.9)	29,206
Germany	6,059	6,550	(491)	(7.5)	25,351
Central and Eastern Europe	916	940	(24)	(2.6)	3,855
Results from ordinary business activities	1,251	1,418	(167)	(11.8)	4,247
Financial income/(expense), net	(163)	(132)	(31)	(23.5)	(727)
Depreciation and amortization	(1,184)	(1,318)	134	10.2	(5,169)
Other taxes	(7)	(10)	3	30.0	(21)
EBITDA[b]	2,605	2,878	(273)	(9.5)	10,164
Special factors affecting EBITDA[b]	(36)	204	(240)	n.a.	(192)
Adjusted EBITDA[b]	2,641	2,674	(33)	(1.2)	10,356
Germany	2,217	2,237	(20)	(0.9)	8,667
Central and Eastern Europe	424	437	(13)	(3.0)	1,689
Adjusted EBITDA margin[b] (%)	37.9	35.7			35.5
Investments in property, plant and equipment, and intangible assets[c]	(384)	(317)	(67)	(21.1)	(2,129)
Number of employees[d]	125,700	145,465	(19,765)	(13.6)	139,548

[a]	For detailed information and calculations, please see the 2003 Annual Report, “Reconciliation of pro forma figures”.
[b]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[c]	Excluding goodwill and certain intragroup transfers.
[d]	Average number of employees.

T-Com: Total revenue

With revenue of EUR 6,975 million in the first quarter of 2004, T-Com is again the largest contributor to revenue in the Deutsche Telekom Group. On a like-for-like basis, i.e., excluding pro rata revenue generated by the cable companies that were sold as of March 1, 2003, and excluding the effect of exchange rate fluctuations, T-Com’s revenue in the first quarter of 2004 decreased 4.7 percent year-on-year.

In the German market, the comparison of revenue between the first quarter of 2004 and the first quarter of 2003 was largely affected by the deconsolidation of the cable companies in 2003, the introduction of call-by-call in the local network in April 2003 and carrier pre-selection in the local network in July 2003. In the access business, revenue increased year-on-year, mainly as a result of the change in rates for analog lines as part of the price-cap measures taken at September 1, 2003, and the continued strong growth of T-DSL and T-ISDN line numbers. While access revenues rose, call revenues fell as a result of competitive influences and loss of market share. The losses of market share resulted from the opening up of the market for call-by-call and pre-selection in the local network. The average 9.5 percent reduction in interconnection charges in December 2003 and the continued trend of direct interconnection between other carriers also had an impact on the development of revenue. Other factors contributing to the revenue decrease were price reductions for online upstream services, the continued weak economy, and more intense competition for terminal equipment business.

First quarter of 2004
Business developments

Revenue generated in Central and Eastern Europe was 2.6 percent lower than the corresponding figure in the prior-year quarter, mainly as a result of unfavorable currency effects at MATÁV and HT. In local currency, MATÁV’s revenue for the first quarter of 2004 increased year-on-year, mainly driven by the mobile communications and broadband business. The first regulations to implement the new telecommunications act passed at the end of 2003 are now being issued, including new regulations to lower the interconnection rates for the origination and termination of fixed-line traffic in the MATÁV network as well as the monthly charges for the unbundled local loop. The main factor driving the 4.6 percent revenue increase at HT was the strong increase in the number of mobile subscribers. Revenue from traditional fixed-network business remained stable at the level of the first quarter of 2003.

T-Com: Results from ordinary business activities

The efficiency enhancement measures, some of which were introduced last year, as well as the non-recurrence of variable revenue-related costs, and a decrease in depreciation and amortization charges largely neutralized the impact of the revenue decline on the results from ordinary business activities. On a like-for-like basis, i.e., excluding special factors, the results from ordinary business activities increased slightly year-on-year from EUR 1,214 million in the first quarter of 2003 to EUR 1,287 million, and this despite the fact that accruals for loss contingencies of EUR 148 million were recognized for Toll Collect in the first quarter of 2004. These accruals are reflected in the net financial expense. The satisfactory increase in operating results can be attributed primarily to lower cost of sales and selling costs, as well as a decrease in the net interest expense due to the reduced level of net debt. Negative special factors in the first quarter of 2004 had a collective impact of EUR 36 million, relating to expenses for severance packages and bridging allowances. In the first quarter of 2003, by contrast, T-Com recorded positive special factors totaling EUR 204 million, most of which was generated on the sale of the cable companies.

T-Com contributed EUR 2.3 billion to net cash provided by operating activities in the Group. T-Com is thus by far the largest cash contributor to the Group.

T-Com: EBITDA, adjusted EBITDA

As a result of consistent cost management in various areas, T-Com achieved significant increases in operational profitability in the first quarter of 2004, despite the appreciable drop in revenue. The adjusted EBITDA margin increased by 2.2 percentage points year-on-year to 37.9 percent, primarily as a result of the successful rationalization measures. Excluding the effects from the cable business activities in the first quarter of 2003, adjusted EBITDA was improved by 1.8 percent in the first quarter of 2004. Factors contributing to this increase included the efficiency enhancement programs aimed at improving employee productivity and streamlining work processes (WIN 2003) and the quality enhancement and operating cost optimization measures adopted by T-Com. The average number of employees fell by 13.6 percent compared with the prior-year period. Reductions were achieved primarily through the sale of companies, employee severance packages, part-time work for older employees, transfers to Vivento, as well as natural attrition and departures. As a result, the personnel costs were also reduced considerably, leading to a significant decrease in T-Com’s overall costs. As a result of these cost reductions, adjusted EBITDA (excluding the effects from the deconsolidation of the cable business in the first quarter of 2003) in Germany increased 2.8 percent year-on-year despite the lower level of revenue.

First quarter of 2004
Business developments

The average number of employees fell by around 19,800 compared with the first quarter of 2003; of this figure, around 16,900 relates to staff in Germany and around 2,800 to Central and Eastern Europe. Approximately 600 employees were transferred to Vivento in the first quarter of 2004. The successful severance program offered last year was renewed for the period April 1, 2004 to August 31, 2004 under the arrangements of the employment alliance.

Capital expenditures in the first quarter of 2004 increased 21.1 percent year-on-year. In Germany, T-Com intensified capital expenditures in upgrading the transmission platforms, the access network, and especially in T-DSL. Since the investment volume in the first quarter of 2003 was extremely low as a result of weather conditions, the increase in the first three months of the current year does not necessarily represent a significant increase in T-Com’s investment volume for the full year. It should also be noted in this regard that the increased capacity utilization rates for T-ISDN and T-DSL in the prior-year quarter had the effect of lowering capital expenditures. Whereas Slovak Telecom intensified its capital spending on next-generation network technology, MATÁV and HT reported lower capital expenditures. In total, capital expenditures in Central and Eastern Europe increased by 4.5 percent year-on-year.

First quarter of 2004
Business developments

The T-Mobile division.

	Mar. 31, 2004 millions	Dec. 31, 2003 millions	Change Mar. 31, 2004/ Dec. 31, 2003[a] %	Mar. 31, 2003 millions	Change Mar. 31, 2004/ Mar. 31, 2003[a] %

Mobile subscribers
Total (T-Mobile International Holding GmbH)	63.4	61.1	3.8	55.1	15.1
of which: T-Mobile Deutschland	26.7	26.3	1.5	24.9	7.2
of which: T-Mobile USA	14.3	13.1	9.2	10.8	32.4
of which: T-Mobile UKb	14.3	13.6	5.1	12.2	17.2
of which: T-Mobile Austria	2.0	2.0	0.0	2.0	0.0
of which: T-Mobile CZ	4.0	3.9	2.6	3.6	11.1
of which: T-Mobile Netherlands	2.1	2.0	5.0	1.6	31.3
[a]	Percentages calculated on the basis of figures shown.
[b]	Including Virgin Mobile.

T-Mobile: Customer development and selected KPIs

T-Mobile’s strong customer growth continued in the first quarter of 2004 with a year-on-year increase of more than 8.3 million or 15 percent. While customer growth in Europe stood at almost 11 percent, T-Mobile USA increased its subscriber base by around a third compared with the prior-year period. The T-Mobile division gained 2.4 million new customers in the first quarter of 2004 alone. The proportion of fixed-term contract subscribers rose substantially year-on-year from 47 percent to 49 percent.

With almost 1.2 million new customers, T-Mobile USA once again exceeded the growth in subscriber numbers recorded in the very strong fourth quarter of 2003, achieving second place in terms of customer growth among the six national mobile carriers in the United States in this quarter. Some 14.3 million customers now use the services provided by T-Mobile USA. The increase in customers in the first quarter was almost exclusively attributable to fixed-term contract subscribers. The churn rate even improved slightly quarter-on-quarter, now amounting to 3.0 percent per month compared with 3.2 percent in the fourth quarter of 2003 which was attributable to the introduction of number portability at the time. At EUR 40, monthly ARPU5 was down on the previous quarter (EUR 42) due to exchange rate fluctuations. Measured in local currency, monthly ARPU remained stable at USD 50. Monthly ARPU was boosted by two factors: Firstly, since the beginning of 2004, T-Mobile USA has been reporting as revenue the fees it passes on to customers that it is required by the regulator to pay to the Federal Universal Service Fund to support mobile communications in rural areas (universal service fee). Previously, these fees were neither shown under revenue per user nor under costs. Secondly, since February 2004, T-Mobile USA has been collecting additional fees from customers imposed by the regulator (for emergency numbers and number portability). These charges are also shown under revenue per user and costs. Both these factors led to an increase in monthly ARPU of around USD 1.5 in the first quarter of 2004.

[5]	Average revenue per user (ARPU) is used to measure the monthly revenue from services per customer. ARPU is calculated as follows: revenue generated by customers for services (i.e., voice services, including incoming and outgoing calls, and data services) plus roaming revenue and monthly charges, divided by the average number of customers in the month. Revenue from services excludes the following: revenue from terminal equipment, customer activation, and visitor roaming, revenue from virtual network operators, and other revenue not generated directly by T-Mobile customers.

First quarter of 2004
Business developments

T-Mobile Deutschland gained 348,000 new customers in the first quarter, more than half of whom were fixed-term contract subscribers. At 1.4 percent per month, the churn rate was slightly lower quarter-on-quarter (fourth quarter of 2003:1.5 percent). At EUR 23, monthly ARPU was on a par with the first quarter of 2003, but was EUR 1 lower than the fourth quarter of 2003.

T-Mobile UK also substantially increased its total number of subscribers, with over 700,000 new customers, and its churn rate was an extremely low 1.2 percent per month. At EUR 31, ARPU was at the same level as the previous quarter. Measured in local currency, monthly ARPU was GBP 21, lower than in the fourth quarter of 2003 (GBP 22), but significantly higher than in the first quarter of 2003 (GBP 19).

With subscriber numbers remaining stable but the churn rate increasing slightly, T-Mobile Austria’s monthly ARPU was EUR 29 - down EUR 2 quarter-on-quarter.

T-Mobile CZ acquired 48,000 new customers. Its churn rate rose slightly to 1.1 percent, and monthly ARPU fell by EUR 2 on the previous quarter to EUR 14 due to seasonal factors. The company also recorded a decline measured in local currency.

Over two thirds of the 123,000 new customers gained by T-Mobile Netherlands were fixed-term contract subscribers. Its churn rate increased quarter-on-quarter from 2.0 percent to 2.3 percent; monthly ARPU fell by EUR 2 on the previous quarter to EUR 35 due to seasonal factors.

First quarter of 2004
Business developments

T-Mobile: Development of operations

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003[a] millions of €

Total revenue[b]	5,944	5,310	634	11.9	22,778
of which: T-Mobile Deutschland	2,121	1,995	126	6.3	8,479
of which: T-Mobile USA	2,070	1,682	388	23.1	7,416
of which: T-Mobile UK	1,133	1,036	97	9.4	4,303
of which: T-Mobile Austria	236	273	(37)	(13.6)	1,098
of which: T-Mobile CZ	186	180	6	3.3	768
of which: T-Mobile Netherlands	250	182	68	37.4	861
Results from ordinary business activities	156	(77)	233	n.a.	831
Financial income/(expense), net	(265)	(302)	37	12.3	(895)
Depreciation and amortization	(1,234)	(1,264)	30	2.4	(5,196)
Other taxes	(22)	(25)	3	12.0	(94)
EBITDA[c]	1,677	1,514	163	10.8	7,016
Special factors affecting EBITDA[c]	0	0	n.a.	n.a.	345 [e]
Adjusted EBITDA[c]	1,677	1,514	163	10.8	6,671
Adjusted EBITDA margin[c] (%)	28.2	28.5			29.3

Investments in property, plant and equipment, and intangible assets (excl. goodwill)	(452)	(434)	(18)	(4.1)	(3,012)
Number of employees[d]	43,152	41,626	1,526	3.7	41,767

The T-Mobile division combines all the activities of T-Mobile International Holding GmbH: primarily T-Mobile Deutschland GmbH, T-Mobile (UK) Ltd., T-Mobile USA Inc., T-Mobile Czech Republic a.s., T-Mobile Austria GmbH, and T-Mobile Netherlands B.V., as well as minority shareholdings in Russia (MTS) and Poland (PTC).

[a]	For detailed information and calculations, please see the 2003 Annual Report, “Reconciliation of pro forma figures”.
[b]

These amounts relate to the companies’ respective single-entity financial statements (adjusted for uniform group accounting policies and reporting currency) without taking into consideration consolidation effects at division level.

[c]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[d]	Average number of employees.
[e]

Sale of MTS shares (EUR 352 million), and adjustment of the discount rate applied to pension accruals (EUR -7 million); for detailed information and calculations, please see the 2003 Annual Report, “Reconciliation of pro forma figures”.

First quarter of 2004
Business developments

T-Mobile: Total revenue

In the first quarter, almost all T-Mobile companies recorded year-on-year revenue growth. The revenue growth rate of just under 12 percent remained unchanged at the high level of the first three months of 2003. The continued increase in the number of subscribers was the decisive factor in the revenue growth. The highest increase in revenue was again recorded by T-Mobile USA at EUR 388 million, again due to strong customer growth. However, the development of T-Mobile’s revenue was negatively impacted by the appreciation of the euro since the first quarter of the previous year, particularly against the U.S. dollar and the pound sterling. T-Mobile Austria’s revenue was higher last year as it included revenue generated by the retail company Niedermeyer, which was sold with financial effect at the beginning of January 2004. The share of T-Mobile Austria’s revenue for the whole of 2003 accounted for by Niedermeyer GmbH was EUR 153 million; in the first quarter of 2003, it amounted to EUR 35 million.

T-Mobile: Results from ordinary business activities

T-Mobile’s results from ordinary business activities in the quarter under review amounted to EUR 156 million - well above the first quarter of 2003 (EUR -77 million). This growth was driven by a below-average increase in cost of sales, as well as economies of scale and efficiency gains.

T-Mobile: EBITDA, adjusted EBITDA

T-Mobile’s EBITDA rose by EUR 163 million or roughly 11 percent year-on-year, thus exceeding EBITDA in the fourth quarter of 2003. At 28.2 percent, the EBITDA margin was roughly on a par with the first quarter of 2003. T-Mobile Deutschland was again the main EBITDA contributor, generating EUR 773 million. A comparison with EBITDA of EUR 814 million in the first quarter of 2003 reveals several non-operating factors. For example, in the first quarter of 2003, T-Mobile benefited from non-operating factors such as insurance compensation totaling around EUR 30 million. In contrast, the first quarter of 2004 was affected by negative non-operating factors totaling around EUR 60 million, primarily relating to the replenishment of the cash reserve account for the asset-backed securities program launched in the fourth quarter of 2003. Higher advertising expenses for the introduction of the Relax rates had an impact at an operating level. The EBITDA margin was 36.4 percent in Germany in the first quarter of 2004; adjusted for these non-operating factors, the EBITDA margin remained stable year-on-year.

Despite another record number of new customers, T-Mobile USA increased its EBITDA to EUR 405 million, achieving a margin of 19.6 percent. T-Mobile UK’s EBITDA also rose sharply to EUR 385 million, while its EBITDA margin reached 34 percent. This increase was attributable in part to the non-recurrence of liabilities to Virgin Mobile amounting to EUR 31 million. EBITDA also benefited from the altered contractual terms governing the agreement between T-Mobile UK and Virgin Mobile. In addition, T-Mobile’s subsidiaries in Austria and the Czech Republic contributed EUR 55 million and EUR 84 million to EBITDA, respectively. The market in Austria is suffering from intense price competition, which had a negative year-on-year effect on EBITDA in the first quarter. In the first quarter of 2004, T-Mobile Netherlands broke even in terms of EBITDA.

The number of employees increased, primarily in the United States, as a result of continued business growth. However, personnel costs in the T-Mobile group increased at a much slower rate than revenue.

First quarter of 2004
Business developments

The T-Systems division

		Mar. 31, 2004	Dec. 31, 2003	Change Mar. 31, 2004/ Dec.31, 2003[a] %	Mar. 31, 2003	Change Mar. 31, 2004/ Mar.31, 2003[a] %

Systems Integration
Hours billed	(millions)	2.9	11.2		2.9	(1.7)
Utilization rate[b]	(%)	73.5	74.0		72.3
Computing Services
Overall processor performance	(MIPS)[c]	116,956	113,723	2.8	95,406	22.6
Number of servers managed and serviced		31,365	28,399	10.4	27,805	12.8
Mainframe utilization	(%)	95.0	95.0		95.0
Desktop Services
Number of workstations managed and serviced	(millions)	1.2	1.2	(1.4)	1.4	(11.8)
Proportion of support activities, Germany	(%)	59.8	60.6		61.1
Proportion of retail, Germany	(%)	40.2	39.4		38.9

[a]	Calculated and rounded on the basis of precise figures.
[b]	Restated. Ratio of average number of hours billed to maximum possible hours billed per period.
[c]	Million instructions per second.

T-Systems: Selected KPIs

In the first quarter of 2004, the T-Systems division drove forward the program it had developed to increase efficiency and create a stronger focus. It optimized its cost base not only by consistently consolidating its computing centers, but also in particular by further streamlining centralized functions, cutting excess staff and improving procurement processes. Overall, the volume of operational business fell in the period under review compared with previous quarters as the general economic environment remained difficult. The positive quarter-on-quarter business growth recorded by T-Systems’ IT unit is reflected in its selected key performance indicators. The Systems Integration (SI) segment remains exposed to substantial competitive and cost pressure. As expected, Computing Services is profiting from the project orders that it won in the 2003 financial year. The available computing capacity rose by almost 23 percent quarter-on-quarter, and the number of servers managed and serviced also experienced double-digit growth of almost 13 percent. Utilization of the mainframe computers remained stable. The minor percentage decrease in the proportion of support activities in Germany is due to a slight increase in hardware business in the first quarter, which is also reflected in the growth in the proportion of retail in Germany. The volume of support activities is stable in absolute terms.

Business in the Telecommunications segment fell slightly in the first quarter of 2004. One of the main reasons for this was the sale of TELECASH GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA, and T-Systems Card Services AG in 2003. Business development in the first quarter of 2004 was impacted by the resulting deconsolidation effects.

First quarter of 2004
Business developments

T-Systems: Development of operations

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003[a] millions of €

Total revenue	2,475	2,560	(85)	(3.3)	10,614
Results from ordinary business activities	(42)	(18)	(24)	n.a.	(138)
Financial income/(expense), net	(2)	(18)	16	88.9	(43)
Depreciation and amortization	(340)	(367)	27	7.4	(1,499)
Other taxes	(1)	(1)	0	0.0	(8)
EBITDA[b]	301	368	(67)	(18.2)	1,412
Special factors affecting EBITDA[b]	0	82	(82)	n.a.	(3)
Adjusted EBITDA[b]	301	286	15	5.2	1,415
Adjusted EBITDA margin[b] (%)	12.2	11.2			13.3

Investments in property, plant and equipment, and intangible assets (excl. goodwill)	(127)	(124)	(3)	(2.4)	(660)

Number of employees[c]	40,352	43,327	(2,975)	(6.9)	42,108
[a]	For detailed information and calculations, please see the 2003 Annual Report, “Reconciliation of pro forma figures”.
[b]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[c]	Average number of employees.

T-Systems: Total revenue

T-Systems’ total revenue in the first quarter of 2004 fell slightly year-on-year. In addition to deconsolidation effects from the sale of TELECASH GmbH, T-Systems SIRIS S.A.S., T-Systems MultiLink SA, and T-Systems Card Services AG, which affected the Telecommunications unit in particular, the continued difficult market environment in the International Carrier Sales & Services business adversely affected total revenue. Adjusted for these deconsolidation effects, T-Systems slightly increased revenue by 0.3 percent compared with the prior-year quarter. T-Systems registered growth in net revenue.6 Unadjusted, it increased 0.4 percent.

Adjusted for deconsolidation effects, however, the division’s net revenue grew by 6.1 percent. The IT unit recorded revenue growth last year as a result of its healthy order intake. Orders for major projects won by the IT unit in 2003 are now in the first phase of implementation, and thus account for the encouraging increase in this unit’s revenue. Quarter-on-quarter, the Systems Integration (SI) business saw a 3.9 percent drop in revenue while Computing Services grew almost 4 percent and the Desktop Service business increased slightly by 0.6 percent.

[6]	For the presentation of net revenue see the chapter on “Segment reporting”.

First quarter of 2004
Business developments

T-Systems: Results from ordinary business activities

Results from ordinary business activities in the first quarter of 2004 were lower than the figure in the first quarter of 2003 which was positively affected by the income from the disposal of TELECASH GmbH amounting to EUR 82 million. There were no comparable effects in the period under review.

T-Systems: EBITDA, adjusted EBITDA

The 5.2 percent increase in adjusted EBITDA in the first quarter of 2004 to EUR 301 million underlines the improvement in T-Systems’ operating performance. This is mainly due to the continuous improvement of cost structures, as well as to continued efficiency gains at T-Systems. Personnel costs and selling costs were also further reduced in the quarter under review.

In the first quarter of 2003, EBITDA was boosted by the gain on the sale of the TELECASH GmbH subsidiary. There were no special factors affecting EBITDA in the first quarter of 2004.

First quarter of 2004
Business developments

The T-Online division.

	Mar. 31, 2004 millions	Dec. 31, 2003 millions	Change Mar. 31, 2004/ Dec. 31, 2003[a] %	Mar. 31, 2003 millions	Change Mar. 31, 2004/ Mar. 31, 2003[a] %

Customers with a billing relationship	13.43	13.13	2.3	12.47	7.7
T-Online (Germany)	11.07	10.79	2.6	10.16	9.0
of which: with narrowband rates	5.38	5.56	(3.2)	5.67	(5.1)
PAYG[b] (usage < 30 days)	0.82	0.81	1.2	0.80	2.5
PAYG[b] (usage > 30 days)	2.42	2.25	7.6	1.80	34.4
of which: with DSL rates	2.44	2.16	13.0	1.89	29.1

Rest of Europe	2.36	2.35	0.4	2.31	2.2
of which: with narrowband rates	0.28	0.29	(3.4)	0.32	(12.5)
PAYG[b] (usage < 30 days)	0.16	0.17	(5.9)	0.19	(15.8)
PAYG[b] (usage > 30 days)	1.62	1.62	0.0	1.62	0.0
of which: with broadband rates	0.29	0.26	11.5	0.19	52.6

[a]	Percentages calculated on the basis of figures shown.
[b]	PAYG: Pay as you go.

T-Online: Customer development and selected KPIs

In the interest of greater transparency, T-Online International AG has restructured the presentation of its key performance indicators. As of the first quarter of 2004, the division now reports its subscriber numbers for the whole of Europe, differentiated according to DSL and narrowband rate plans. The company decided to take this step because its combined business model, comprising access and non-access components, is more important than the success of individual products and services, and is becoming an increasingly important strategic factor. This also makes it even easier for investors, analysts, and shareholders to track the financial development at T-Online International AG. The division communicates all the necessary information to enable the reconciliation of historical DSL and narrowband subscriber figures to the new disclosure format on the corporate portal at www.t-online.net.

T-Online currently offers a large number of non-access services in combination with a specific access rate (“bundled offerings”). The financial success of this strategy is demonstrated in particular by the improvement in T-Online’s revenues in both absolute and relative terms. One example of this is the EBITDA margin in the first quarter, which rose by 7.3 percentage points quarter-on-quarter. The goal of the division is to promote the acceptance of paid content and services by offering innovative, high-quality content and services. T-Online has a clearly defined strategy; In the medium term, its objective is to use these bundled offerings to increase the proportion of reliable and regular revenue inflows. It is therefore particularly important for the division to focus on broadband lines as a significant customer retention tool. Broadband customers are generally much more receptive to paid content, and T-Online is responding to this trend with its new customer reporting structure.

At March 31, 2004, 13.4 million subscribers had a T-Online Internet access. This amounts to some 1.0 million more customers year-on-year, and 0.3 million more than at the end of the 2003 financial year. The wide range of innovative broadband content offerings in conjunction with accesses is the key growth driver at T-Online International AG.

First quarter of 2004
Business developments

The number of subscribers to one of the Group’s DSL rate plans increased 31.3 percent from 2.1 million in the first quarter of 2003 to 2.7 million in the first quarter of 2004. In comparison with the end of 2003, the number of DSL-rate subscribers grew from 2.4 million to 2.7 million. Scout24 has established several successful online marketplaces in various sectors under a single brand name.

T-Online International AG further increased its customer base in the “Germany” segment. As of March 31,2004, approximately 11.1 million customers used T-Online as their Internet service provider. The number of subscribers to a DSL rate increased by over 550,000 or some 30 percent year-on-year, and by over 280,000 compared with the end of 2003. The excellent growth in T-DSL subscribers of around 13 percent in the “Germany” segment offset the weaker growth in the fourth quarter of 2003, because part of the increase in new customers shifted to the first quarter of 2004. Based on the previous reporting structure, more than 3.5 million subscribers in Germany, and 3.8 million throughout the Group were using a broadband line to surf the web at the end of the first quarter of 2004.

The “Rest of Europe” segment recorded a 52.6 percent year-on-year increase in the number of DSL-rate customers. The number of subscribers to broadband rates rose by 30,000 or 11.5 percent compared with the end of 2003.

The greater availability of broadband connections also enabled T-Online to promote the acceptance of paid content and services. The division was able to profit from the greater willingness of Internet users to buy content and services, and continued to increase its average revenue per user.

T-Online continued to expand its content offering based on efficiency criteria in the first quarter of 2004 and by March 2004 it had reached a unique audience of more than 15 million monthly visitors on the T-Online portal in the t-online.de domain.

T-Online also took a leading position in individual market segments, ahead of specialist providers, mainly in the areas of information/news, sport, technology and computers. This development is also reflected in the number of monthly page impressions (PIs). While an average of 1.818 billion PIs were recorded in the fourth quarter of 2003, this figure increased to 2.249 billion in the first quarter of 2004.

To this end, T-Online continued to systematically expand its product portfolio in the areas of entertainment, services, and premium content offerings for its customers, focusing increasingly on broadband content. At CeBIT 2004, the division presented T-Online Vision to the public. This service allows a television set in conjunction with a special device to be used to access Internet services that were previously only available via a PC, such as video on demand, or webmail. This innovative offering enables T-Online to move into its users’ living rooms. In addition, the division further extended its successful Musicload offering. This is a legal, high-quality service that enables users to download music easily and in the comfort of their own home. T-Online customers already download more than 50,000 tracks a month from www.musicload.de. Broadband Internet also opens up new opportunities for innovative “community” services. T-Online offers young Internet users a chance to have fun and make friends in “Habbo Hotel” – its virtual online games world. Teenagers can move around and communicate with each other in a virtual hotel using an avatar they themselves have created.

The acquisition of the Scout24 group has allowed T-Online to add attractive online advertising markets to its portfolio of brands and products in the field of premium content.

First quarter of 2004
Business developments

T-Online: Development of operations

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Total revenue	493	445	48	10.8	1,851
Germany	440	405	35	8.6	1,682
Rest of Europe	53	40	13	32.5	169
Results from ordinary business activities	37	2	35	n.a.	104
Financial income/(expense), net	27	29	(2)	(6.9)	200
Depreciation and amortization	(109)	(102)	(7)	(6.9)	(430)
Other taxes	0	0	0	0,0	(1)
EBITDA[a]	119	75	44	58.7	335
Special factors affecting EBITDA[a]	0	0	0	0,0	25[c]
Adjusted EBITDA[a]	119	75	44	58.7	310
Adjusted EBITDA margin[a] (%)	24.1	16.9			16.7

Investments in property, plant and equipment, and intangible assets (excl. goodwill)	(12)	(8)	(4)	(50.0)	(81)

Number of employees[b]	2,918	2,633	285	10.8	2,637

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

[a]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding othertaxes, net financial income/expense, amortization, and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[b]	Average number of employees.
[c]	t-info book gain minus recognition of additional minimum liability (AML).

T-Online: Total revenue

Net revenue rose by around EUR 48 million year-on-year from EUR 445 million to EUR 493 million, representing an increase of 10.8 percent. This increase was attributable to continued customer growth. If the previous year’s revenue is adjusted for the proportion attributable to t-info GmbH, which was sold in the second quarter of 2003, revenue increased by 13.6 percent year-on-year. In addition, the broadband advertising campaign launched in the first quarter of 2004 led to a de facto sacrifice of revenue here, as new subscribers on various DSL rates were exempted from the monthly rental charge for two months.

First quarter of 2004
Business developments

T-Online: Results from ordinary business activities

Results from ordinary business activities increased to EUR 37 million in the first quarter of 2004 from EUR 2 million in the comparative prior-year period. T-Online’s positive business development is due to the continued year-on-year improvement in its gross margin. In addition to the optimum exploitation of purchased network capacity, growth in the areas of e-commerce, paid content, and services contributed to the improvement in the margin. As demand for these offerings grows, this will allow the division to generate economies of scale, since existing platforms will be better utilized. Another reason for T-Online’s positive business development in the first quarter of 2004 was its even more efficient deployment of corporate resources, which it achieved through the continuous optimization of operating processes.

Net financial income deteriorated slightly due to the development of capital market rates, while depreciation and amortization increased by EUR 7 million, primarily as a result of the first-time consolidation of the Scout24 group.

T-Online: EBITDA, adjusted EBITDA

EBITDA increased by 58.7 percent year-on-year from EUR 75 million to EUR 119 million, setting a new record in T-Online’s history.

First quarter of 2004
Business developments

Group Headquarters & Shared Services.

Group Headquarters & Shared Services includes Group Headquarters, which focuses on strategic and cross-divisional management functions, and Shared Services, to which all those operating activities have been allocated that are not directly related to the core businesses of the divisions. These activities include Vivento, Billing Services, Real Estate, and DeTeFleetServices GmbH. DeTeFleetServices GmbH is a full-service provider for fleet management and mobility services for the companies of the Deutsche Telekom Group. Billing Services develops billing and receivables management solutions for the group companies that offer commercial services to the market.

After creating a nationwide organizational structure and commencing its job placement activities last year, Vivento has made a vitally important contribution to the efficient management of staff reduction at Deutsche Telekom while avoiding compulsory redundancies. As the number of employees so far assigned to new positions both inside and outside the Group by way of personalized job placement activities is not sufficient and in view of the difficult state of the labor market at the present time, Vivento is focusing on creating new business in 2004. It plans to create employment opportunities by setting up and running new business lines of its own and by engaging in projects with cooperation partners. The first such business line was established in the first quarter 2004 with the founding of the call center unit, which will provide call center services both for group companies and third parties. The call center unit emerged from a cooperation between T-Com’s former Customer Branch Office for Special Tasks and Vivento Customer Services GmbH & Co. KG. The establishment of a company, which will assist in network infrastructure projects throughout Germany, both for Deutsche Telekom and non-group companies, is to create additional jobs later this year.

Approximately 5,700 employees were transferred to Vivento in the first quarter. At March 31, 2004, a total of about 24,900 employees had been transferred to Vivento. Approximately 1,700 employees have left Vivento since January 1, 2004 and about 5,400 employees since it was first founded.

Vivento had about 20,100 employees at the end of the first quarter 2004, including approximately 600 permanent staff, some 16,400 transferred employees and about 3,200 employees in the newly created business line. This figure also includes the staff of the call center business transferred to it from T-Com. Of the employees transferred to Vivento, about 4,500 were in temporary positions within the Group as of March 31, 2004, and approximately 700 outside the Group.

As part of the employment alliance, Deutsche Telekom AG reached an agreement with the trade unions in March 2004 on the implementation of a severance program, which is open to employees of T-Com and Group Headquarters & Shared Services until August 31, 2004.

In line with its monetization strategy, Real Estate sold off further properties in the first quarter of 2004. These real estate sales generated cash inflows of EUR 0.1 billion. The cash inflows partly relate to sale contracts that had already been concluded in earlier years.

First quarter of 2004
Business developments

Group Headquarters & Shared Services: Development of operations

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003[a] millions of €

Total revenue	1,090	1,093	(3)	(0.3)	4,268
Results from ordinary business activities	(1,156)	(826)	(330)	(40.0)	(4,071)
Financial income/(expense), net	(768)	(679)	(89)	(13.1)	(2,877)
Depreciation and amortization	(212)	(286)	74	25.9	(881)
Other taxes	(13)	(13)	0	n.a.	(37)
EBITDA[b]	(163)	152	(315)	n.a.	(276)
Special factors affecting EBITDA[b]	(33)	162	(195)	n.a.	40
Adjusted EBITDA[b]	(130)	(10)	(120)	n.a.	(316)
Adjusted EBITDA margin[b] (%)	(11.9)	(0.9)			(7.4)

Number of employees[c]	36,239	21,643	14,596	67.4	25,203
of which: at Vivento[d]	19,500	4,900	14,600	n.a.	15,500

[a]	For detailed information and calculations, please see the 2003 Annual Report, “Reconciliation of pro forma figures”.
[b]

Deutsche Telekom defines EBITDA as the results from ordinary business activities excluding othertaxes, net financial income/expense, amortization and depreciation. A detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, and the adjusted EBITDA margin can be found under “Reconciliation of pro forma figures”.

[c]	Average number of employees.
[d]	Transferred employees and employees in the business line, excluding permanent staff; number of employees at the balance sheet date; rounded.

Group Headquarters & Shared Services: Total revenue

At EUR 1,090 million, the total revenue of Group Headquarters & Shared Services in the first three months of 2004 was nearly unchanged from the corresponding prior-year quarter. The decrease in revenue from the Billing Services segment was largely offset by higher revenues from Vivento’s new call center business.

Group Headquarters & Shared Services: Results from ordinary business activities

Results from ordinary business activities in the first quarter of 2004 decreased year-on-year. This decline was partly a result of the increase in net interest expense, which can be attributed, in turn, to the repayment of intragroup loans and the associated reduction in intragroup interest income. The results were further impacted by the substantial decrease in EBITDA compared with the prior-year quarter. These trends were offset by the lower volume of depreciation and amortization charges resulting mainly from reduced real estate assets.

First quarter of 2004
Business developments

Group Headquarters & Shared Services: EBITDA, adjusted EBITDA

The decline in adjusted EBITDA compared with the first quarter of last year is attributable to the significant increase in Vivento’s expenditures due to the substantial growth of its workforce. Here the workforce, excluding permanent staff, had grown by about 14,600 to 19,500 compared with the end of the first quarter of 2003.

This figure also includes the employees of the newly formed call center unit. The negative impact that Vivento had on EDITDA was partially offset by various smaller-scale factors.

The decrease in unadjusted EBITDA can be ascribed to the lower volume of special factors affecting EBITDA. Prior-year EBITDA had been positively affected by income from the sale of investments and the transfer payments by T-Com for the employees that were transferred to Vivento. By contrast, EBITDA for the first quarter of 2004 was affected by an accrual for the newly instituted severance program.

The number of employees at March 31, 2004 was 36,239. The increase over the prior year is attributable to the higher number of employees at Vivento.

First quarter of 2004
Business developments

Outlook.

Significant events after the balance sheet date (March 31, 2004).

Amendment to the Telecommunications Act.

The Mediation Committee, consisting of members of both the German Bundestag, the parliamentary chamber, and the German Bundesrat, the chamber representing the regions, reached an agreement on the new Telecommunications Act in its meeting of May 5, 2004. Both chambers are scheduled to pass the draft bill in its new form on May 14, 2004. The Act is expected to enter into law at the beginning of July. Overall, the scope of regulation for Deutsche Telekom is expected to remain similar under the amended Act. However, the precise impact of this amendment remains to be seen in practice, as this new act introduces a variety of new legal concepts. The new resale regulation, which, in the next four years, only allows the resale of offerings combining access and calls, will additionally safeguards the Company’s investments in infrastructure. The new Act also includes provisions to ensure that the instruments of regulation of functioning markets, such as mobile communications, are appropriate.

T-Com concludes resale DSL agreements.

T-Com concluded bilateral DSL resale agreements with 1 & 1 Internet AG, QSC and other competitors. This will allow these companies to market T-Com DSL lines throughout Germany in their own name and for their own account. In February 2004, T-Com announced that it would also make DSL available to competitors as a resale product. As a result, key account customers can use broadband access in conjunction with the origination products which T-Com has already launched on the market. With this agreement, T-Com is underscoring its objective of significantly increasing the number of DSL customers and further improving Germany’s position in the international broadband market.

Westel is changing its name to T-Mobile Hungary.

Westel, the mobile communications division of the Hungarian telephone group MATÁV, was rebranded as T-Mobile Hungary on May 3,2004. The rebranding of the company does not mean any changes in ownership, rather that, with the new name, the company’s customers, who number just under four million, can now enjoy the benefits of the global T-Mobile brand. Westel has also announced that it intends to join the global FreeMove alliance between T-Mobile, Orange, Telefónica Móviles, and Telecom Italia Mobile.

Additional Deutsche Telekom rating upgraded.

The rating agency Fitch upgraded Deutsche Telekom AG’s rating on May 10, 2004 to “A-”; outlook stable.

First quarter of 2004
Business developments

Deutsche Telekom sells stake in satellite operator SES Global.

Deutsche Telekom AG has sold part of its shareholding of 77.5 million shares, or 13.2 percent, in the European satellite operator SES Global. The sale was made as part of a listing of SES Global on the Paris stock exchange on May 5, 2004. Approximately 35 million shares were sold. The proceeds of around EUR 260 million will be used to reduce debt.

Development of revenue and income.7

Revenue growth, growing foreign contribution

In 2004, Deutsche Telekom expects further growth in net revenue and aims to make the Group the growth leader in the ITC industry. In particular, this expectation is based on developments to date in the growth areas and the focus on mobile communications, broadband, and business customers. Deutsche Telekom expects the percentage of revenue generated in foreign countries to continue to rise, especially as a result of the continued strong growth registered by T-Mobile USA.

EBITDA

Consistent implementation of the profitable growth strategy is intended to increase EBITDA further. This aim will be achieved, in particular, by a range of cross-divisional measures set out in “Agenda 2004” that will expand the business potential of the individual divisions considerably while continuing to strengthen EBITDA by means of sustained improvements in efficiency.

Net interest expense

In 2004, Deutsche Telekom expects an improvement in the net interest expense compared to the previous year as a result of another reduction in debt.

Net income

Deutsche Telekom assumes that the aforementioned greater revenue and improvements in efficiency will have a positive effect on net income in spite of the greater tax burden resulting from changes to tax legislation.

Debt

Deutsche Telekom intends to further reduce debt, in particular by using the free cash flow. However, if opportunities to increase the value of the Group present themselves in line with the principle of profitable growth, an increase in investments will also be considered.

[7]

These assumptions are based on current plans, estimates, and projections. Deutsche Telekom can give no assurance that the revenue and income actually generated in 2004 will be in line with its expectations. Certain aspects of the Group’s planning depend on circumstances that Deutsche Telekom cannot influence. For the description of some of the factors which might influence Deutsche Telekom’s ability to achieve its objectives, please refer to the “Forward-Looking Statements” and “Risk Factors” sections in the Annual Report on Form 20-F and the disclaimer at the end of this report.

First quarter of 2004
Business developments

T-Com

The T-Com division is focusing on safeguarding and expanding its core business in 2004 - and more specifically, on stabilizing its existing business and pursuing its broadband drive. The focus of the T-Com division will continue to be directed at boosting profitability and improving margins. T-Com is more exposed to the effects of regulation than any other division. The introduction of competition in the market for local calls (call-by-call and pre-selection) in 2003 together with other regulatory actions such as the reduction of interconnection charges will add to the competitive pressure in 2004. Revenue may decline slightly due to the aforementioned effects and the deconsolidation of the remaining cable companies in 2003. But Deutsche Telekom plans to counter this trend with such means as special, attractive tariff options. T-Com is expected to improve its results in 2004 with new measures, for example as part of the efficiency drive.

T-Mobile

The T-Mobile division expects continued significant revenue growth for the full 2004 financial year. In the United States, T-Mobile will continue to use the existing market opportunities for winning new customers. T-Mobile expects the increase in EBITDA to outstrip total revenue growth for the full financial year. The further development of USD and GBP exchange rates may significantly affect the revenue and earnings of the T-Mobile division.

T-Systems

The T-Systems division expects total revenue growth to remain restrained in 2004. The measures to improve efficiency and cut costs initiated with the strategic Focus & Execution program back in 2003 and continued in 2004 are designed to also have a positive effect on the development of earnings at T-Systems in 2004. As a result of the healthy volume of orders received in 2003, Deutsche Telekom believes the proportionate loss of revenue which T-Systems will record in 2004 as a result of the sale of the stakes in TELECASH GmbH, SIRIS S.A.S., MultiLink SA and T-Systems Card Services AG in 2003 can be largely compensated for in the remainder of the year.

T-Online

As a result of the wide-ranging opportunities and formats, especially in the entertainment area, T-Online believes the future of the Internet will be heavily based on broadband lines. New content features specially tailored to broadband technology will dominate the services of T-Online International AG in the future as well. T-Online International AG has resolutely stuck to the implementation of the combined business model since 2001, pursuing the aims of higher profitability and simultaneous growth. The division will also continue along the same path in 2004, both in the individual business segments and in the T-Online group in general.

Group Headquarters & Shared Services

Group Headquarters & Shared Services is projecting stable revenue development in 2004. The division’s EBITDA will be heavily influenced by Vivento and continued transfer of employees to Vivento, as well as by Vivento’s successful placement and business activities, and the establishment of new fields of business.

First quarter of 2004
Business developments

Risk situation.8

Economic environment.

Leading economic research institutes have adjusted their growth forecasts for Germany’s gross domestic product to a slightly lower level. There is thus still a risk that the economic recovery will not be sustained and this could have a negative impact on the investment and consumption activity of our customers in Germany.

The Deutsche Telekom AG employment alliance.

Following the conclusion of the collective bargaining on the employment alliance, the planned implementation of the arrangement (reduction in weekly working hours combined with a limited drop in salaries) for civil servants is still subject to amendment of the Law Concerning the Legal Provisions for the Former Deutsche Bundespost Staff (Post-Personalrechtsgesetz). As long as this law has not been amended, the expected savings will be associated with a certain risk.

[8]

For further explanations, please refer to the disclaimer at the end of this report and the other risk areas identified in the management report at December 31, 2003 and in the Annual Report on Form 20-F.

First quarter of 2004
Reconciliation of pro forma figures

Reconciliation of pro forma figures.

EBITDA, EBITDA adjusted for special factors, EBITDA margin, EBITDA margin adjusted for special factors, free cash flow, and gross and net debt, are all “pro forma figures”.

Pro forma figures are not governed by German or U.S. GAAP. As other companies may not compute the pro forma figures presented by Deutsche Telekom in the same way, Deutsche Telekom’s pro forma figures are only comparable with similarly designated disclosures by other companies to a limited extent.

Pro forma figures should not be viewed in isolation as an alternative to net income/loss, results from ordinary business activities, net cash provided by operating activities, debt (in accordance with consolidated balance sheet), or other Deutsche Telekom figures reported under German or U.S. GAAP.

EBITDA and EBITDA adjusted for special factors.

EBITDA

EBITDA of the divisions and the Group as a whole is derived from the results from ordinary business activities. This measure of earnings before minority interest in income/loss and before income taxes is additionally adjusted for other taxes, net financial expense, and depreciation and amortization. It should be noted that Deutsche Telekom’s definition of EBITDA may differ from that used by other companies.

In this definition, net financial expense includes net interest expense, income/loss related to associated and related companies, and write-downs of financial assets and marketable securities. As it is based on the results from ordinary business activities, this method of computation allows EBITDA to be derived in a uniform way on the basis of an accepted accounting measure of earnings published for the divisions and the Group as a whole.

EBITDA is an important indicator used by Deutsche Telekom’s senior operating decision-makers to manage Deutsche Telekom’s operating activities and measure the performance of the individual units.

Adjusted EBITDA

Deutsche Telekom defines EBITDA adjusted for special factors as the results from ordinary business activities excluding other taxes, net financial income/expense, amortization and depreciation, and before the effects of any special factors. Deutsche Telekom uses EBITDA adjusted for special factors as an internal performance indicator for the management of its operational business activities, and in order to better evaluate and compare developments over several reporting periods. More detailed explanations of the effects of special factors on Group EBITDA, the EBITDA of the divisions, and net income/loss are contained in the following section “Special factors”.

First quarter of 2004
Reconciliation of pro forma figures

EBITDA margin

The EBITDA margin is presented in addition to EBITDA in order to facilitate comparison of the earnings power of results-oriented units of different sizes. The EBITDA margin represents the ratio of EBITDA to net revenue (EBITDA divided by net revenue).

Special factors.

Deutsche Telekom’s net income/loss and the EBITDA of the Group and of the divisions were affected by a range of special factors in both the period under review and the comparative periods.

The underlying concept involves the elimination of special factors that affect ordinary business activities and thus impair the comparability of EBITDA and net income/loss with previous years. The adjustments are made irrespective of whether the relevant income and expenses are reported in the results from ordinary business activities, in extra-ordinary income/loss, or in tax expense. Income and expenses directly relating to the items being adjusted are also adjusted.

The tables under “Divisions” and “Deutsche Telekom at a glance” show how Deutsche Telekom derives EBITDA adjusted for special factors for the Group as a whole and for its divisions from the results from ordinary business activities. The special factors are presented for the period under review, the comparative prior-year period, and for the previous full year.

Special factors affecting EBITDA

Special factors affecting EBITDA in the first quarter of 2004 include additions to accruals amounting to approximately EUR 0.1 billion for severance payments resulting from the collective agreement on the employment alliance. This relates to the T-Com division and Group Headquarters & Shared Services.

Special factors that positively affected EBITDA in the first quarter of 2003 include income of EUR 0.3 billion in the T-Com division from the sale of the remaining cable companies. In conjunction with the sale of the cable business, this income was partly offset by additions to accruals and transaction costs totaling EUR 0.1 billion, which reduced EBITDA.

EBITDA was also positively affected in 2003 by income from the disposal of the T-Systems subsidiary TELECASH GmbH (EUR 0.1 billion), and of the minority shareholdings in Eutelsat S.A. and Ukrainian Mobile Communications (UMC) (EUR 0.1 billion), reported under “Group Headquarters & Shared Services”.

In addition, internal staff transfer payments for Vivento impacted EBITDA at T-Com and Group Headquarters & Shared Services in the first quarter of 2003, while not affecting the Group EBITDA.

Special factors not affecting EBITDA

The tax effects of the individual special factors, calculated on the basis of the corporate income tax rate, did not affect Group EBITDA.

Special factors not affecting EBITDA in the first quarter of the previous year included tax income totaling EUR 0.3 billion, resulting in particular from the change of T-Mobile International AG into a limited partnership (AG & Co. KG). Where taxation had to be recognized, the tax effects relating to the individual special factors were computed and shown.

First quarter of 2004
Reconciliation of pro forma figures

Reconciliation of the statement of income

	Q1 2004 millions of €	Special factors in Q1 2004 millions of €	Q1 2004 without special factors millions of €	Q1 2003 millions of €	Special factors in Q1 2003 millions of €		Q1 2003 without special factors millions of €	FY 2003[a] millions of €

Net revenue	13,986		13,986	13,618			13,618	55,838
Cost of sales	(7,570)		(7,570)	(7,569)			(7,569)	(31,402)
Gross profit	6,416		6,416	6,049			6,049	24,436
Expenses	(5,691)	(69)[b]	(5,622)	(5,974)	(119)[d]		(5,855)	(23,565)
Other operating income	731		731	1,511	547	[e]	964	4,558
Operating results	1,456	(69)	1,525	1,586	428		1,158	5,429
Financial income/(expense), net	(1,110)		(1,110)	(1,092)			(1,092)	(4,031)
Results from ordinary business activities	346	(69)	415	494	428		66	1,398
Income taxes	(80)	11 [c]	(91)	460	312	[f]	148	225
(Income)/losses applicable to minority shareholders	(97)		(97)	(101)			(101)	(370)
Net income/(loss) effect of special factors	169	(58)	227	853	740		113	1,253
Results from ordinary business activities	346	(69)	415	494	428		66	1,398
Financial income/(expense), net	(1,110)		(1,110)	(1,092)			(1,092)	(4,031)
Depreciation and amortization	(3,016)		(3,016)	(3,269)			(3,269)	(12,884)
Other taxes	(44)		(44)	(49)			(49)	(162)
EBITDA	4,516	(69)	4,585	4,904	428		4,476	18,475
EBITDA margin (%)	32.3		32.8	36.0			32.9	33.1

[a]	For a detailed explanation of special factors in the 2003 financial year, please refer to the chapter “Reconciliation of pro forma figures” in the 2003 Annual Report, page 96 et seq.

Special factors in the first quarter of 2004:

[b]	Additions to accruals for severance payments resulting from the collective agreement on the employment alliance (T-Com division and Group Headquarters & Shared Services).
[c]	Tax effect relating to additions to accruals.

Special factors in the first quarter of 2003:

[d]	Additions to accruals and transaction costs relating to the sale of the remaining cable companies (T-Com division).
[e]

Income from the sale of cable businesses (T-Com division) and book gains from the sale of TELECASH GmbH (T-Systems division) and interests in Eutelsat S.A. and UMC (Group Headquarters & Shared Services).

[f]	Mainly tax income from the change of the legal form of T-Mobile International AG to a limited partnership (AG & Co. KG).

First quarter of 2004
Reconciliation of pro forma figures

Free Cash-Flow.9

Deutsche Telekom defines free cash flow as cash generated from operations minus interest paid and cash outflows for investments in intangible assets (excluding goodwill), and property, plant and equipment.

Deutsche Telekom is of the opinion that free cash flow is used by investors as a measure to enable them to assess the Group’s cash generated from operations (after deductions for interest paid and cash outflows for intangible assets (excluding goodwill), and property, plant and equipment), in particular with regard to investments in associated and related companies, and the repayment of liabilities. Free cash flow should not be used to determine the financial position of the Group. A further factor to be noted is that Deutsche Telekom’s definition of free cash flow and methods of calculating this measure are only comparable with similarly designated measures and disclosures by other companies to a limited extent.

Reconciliation of the Group’s free cash flow

	Q1 2004 millions of €	Q1 2003 millions of €	FY 2003 millions of €

Cash generated from operations	4,683	3,393	18,132
Interest received/(paid)	(433)	(276)	(3,816)
Net cash provided by operating activities	4,250	3,117	14,316
Cash outflows from investments in property, plant and equipment, and intangible assets (excluding goodwill)	(1,350)	(1,113)	(6,031)
Free cash flow before dividend	2,900	2,004	8,285
Dividend	(13)	0	(92)
Free cash flow after dividend	2,887	2,004	8,193

[9]

The reconciliation of the Group’s free cash flow is based on the amounts reported in the consolidated statement of cash flows prepared in accordance with International Accounting Standard (IAS) No. 7, Cash Flow Statements, and German Accounting Standard (GAS) No. 2, Cash Flow Statements.

First quarter of 2004
Reconciliation of pro forma figures

Gross and net debt.

In the consolidated financial statements, the items “bonds and debentures” and “liabilities to banks” are reported as “debt (in accordance with consolidated balance sheet)”.

Gross debt includes not only “debt (in accordance with consolidated balance sheet)”, but also liabilities to non-banks from loan notes, cash collateral received for positive fair values from derivatives, and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies summarized under “Other liabilities” in the balance sheet. Gross debt is the basis for total net interest expense incurred.

In addition to this key figure, Deutsche Telekom shows “net debt”. Net debt is generally calculated by subtracting liquid assets, other investments in noncurrent securities and in marketable securities, as well as discounts on loans, which are contained in the balance sheet item “Prepaid expenses and deferred charges”. In addition, the following items (which are reported under the balance sheet item “other assets”) are subtracted in the same way as for the liabilities side: cash collateral paid for negative fair values from derivatives and necessary settlement amounts for interest rate and cross currency swaps for loans taken out in foreign currencies.

Gross and net debt are common indicators in Deutsche Telekom’s competitive environment, although definitions may vary, and are used by Deutsche Telekom’s senior operating decision-makers to manage and monitor debt.

Reconciliation of the Group’s gross and net debt

	Mar. 31, 2004 millions of €	Dec. 31, 2003 millions of €	Mar. 31, 2003 millions of €

Bonds and debentures	50,090	51,613	57,964
Liabilities to banks	3,272	3,798	4,852
Debt (in accordance with consolidated balance sheet)	53,362	55,411	62,816
Liabilities to non-banks from loan notes	799	799	818
Miscellaneous other liabilities	413	287	496
Gross debt	54,574	56,497	64,130
Liquid assets	9,190	9,127	6,932
Other investments in marketable securities	184	173	251
Other investments in noncurrent securities	78	86	115
Other assets	287	271	207
Discounts on loans (prepaid expenses and deferred charges)	250	264	332
Net debt	44,585	46,576	56,293

First quarter of 2004
Consolidated financial statements

Consolidated financial statements.

Consolidated statement of income

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Net revenue	13,986	13,618	368	2.7	55,838
Cost of sales	(7,570)	(7,569)	(1)	(0.01)	(31,402)
Gross profit	6,416	6,049	367	6.1	24,436
Selling costs	(3,295)	(3,387)	92	2.7	(13,505)
General and administrative costs	(1,105)	(1,335)	230	17.2	(4,976)
Other operating income	731	1,511	(780)	(51.6)	4,558
Other operating expenses	(1,291)	(1,252)	(39)	(3.1)	(5,084)
Operating results	1,456	1,586	(130)	(8.2)	5,429
Financial income/(expense), net	(1,110)	(1,092)	(18)	(1.6)	(4,031)
of which: net interest income/(expense)	(973)	(1,057)	84	7.9	(3,776)
Results from ordinary business activities	346	494	(148)	(30.0)	1,398
Income taxes	(80)	460	(540)	n.a.	225
Income after taxes	266	954	(688)	(72.1)	1,623
(Income)/losses applicable to minority shareholders	(97)	(101)	4	4.0	(370)
Net income	169	853	(684)	(80.2)	1,253

Determining earnings per share

	Q1 2004	Q1 2003	Change	Change %	FY 2003

Net income (millions of €)	169	853	(684)	(80.2)	1,253
Average weighted number of outstanding shares (in millions)	4,195	4,195	—	—	4,195
Earnings per sharea/ADS[b] (German GAAP) (€)	0.04	0.20	(0.16)	(80.0)	0.30

[a]	Earnings per share (according to German GAAP) for each period are calculated by dividing net income by the weighted average number of outstanding shares.
[b]	One ADS (American Depositary Share) corresponds in economic terms to one share of Deutsche Telekom AG common stock.

First quarter of 2004
Consolidated financial statements

Consolidated balance sheet

	Mar. 31, 2004 millions of €	Dec. 31, 2003 millions of €	Change millions of €	Change %	Mar. 31, 2003 millions of €

Assets
Noncurrent assets	95,480	95,651	(171)	(0.2)	104,996
Intangible assets	45,484	45,193	291	0.6	50,861
Property, plant and equipment	46,661	47,268	(607)	(1.3)	50,354
Financial assets	3,335	3,190	145	4.5	3,781
Current assets	19,006	19,656	(650)	(3.3)	18,944
Inventories, materials, and supplies	1,404	1,432	(28)	(2.0)	1,512
Receivables	5,503	5,762	(259)	(4.5)	6,101
Other assets	2,725	3,162	(437)	(13.8)	4,148
Marketable securities	184	173	11	6.4	251
Liquid assets	9,190	9,127	63	0.7	6,932
Prepaid expenses and deferred charges	1,476	772	704	91.2	1,589
Balance sheet total	115,962	116,079	(117)	(0.1)	125,529

Shareholders’ equity and liabilities
Shareholders’ equity	34,999	33,811	1,188	3.5	35,330
Capital stock	10,746	10,746	0	—	10,746
Accruals	15,920	15,703	217	1.4	15,081
Pension and similar obligations	4,477	4,456	21	0.5	3,968
Other accruals	11,443	11,247	196	1.7	11,113
Liabilities	64,166	65,862	(1,696)	(2.6)	74,226
Debt	53,362	55,411	(2,049)	(3.7)	62,816
Other liabilities	10,804	10,451	353	3.4	11,410
Deferred income	877	703	174	24.8	892
Balance sheet total	115,962	116,079	(117)	(0.1)	125,529

First quarter of 2004
Consolidated financial statements

Statement of shareholders’ equity

	Capital stock nominal value millions of €	Additional paid-in capital millions of €	Consoli- dated share- holders’ equity gener- ated millions of €	Cumula- tive trans- lation adjust- ment account millions of €	Share- holders’ equity before treasury shares and minority interest millions of €	Treasury shares millions of €	Total millions of €	Minority interest millions of €	Consoli- dated share- holders’ equity millions of €

Balance at Dec. 31, 2002	10,746	50,077	(24,316)	(5,079)	31,428	(7)	31,421	3,988	35,409
Changes in the composition of the Group								(5)	(5)
Proceeds from stock options		4			4		4		4
Income after taxes			853		853		853	101	954
Difference from currency translation				(992)	(992)		(992)	(47)	(1,039)

Balance at Mar. 31, 2003	10,746	50,081	(23,463)	(6,071)	31,293	(7)	31,286	4,037	35,323

Balance at Dec. 31, 2003	10,746	50,092	(23,063)	(8,017)	29,758	(7)	29,751	4,053	33,804
Changes in the composition of the Group								(8)	(8)
Dividends for 2003								(23)	(23)
Proceeds from stock options		8			8		8		8
Income after taxes			169		169		169	97	266
Difference from currency translation				876	876		876	69	945

Balance at Mar. 31, 2004	10,746	50,100	(22,894)	(7,141)	30,811	(7)	30,804	4,188	34,992

First quarter of 2004
Consolidated financial statements

Consolidated statement of cash flows

	Q1 2004 millions of €	Q1 2003 millions of €	FY 2003 millions of €

Net income	169	853	1,253
Income/(losses) applicable to minority shareholders	97	101	370
Income after taxes	266	954	1,623
Depreciation and amortization	3,016	3,269	12,884
Income tax expense/refund	80	(460)	(225)
Net interest expense	973	1,057	3,776
Results from the disposition of noncurrent assets	1	(189)	(792)
Results from associated companies	73	3	247
Other noncash transactions	74	(703)	(699)
Change in working capital (assets)[a]	(352)	(1,083)	(542)
Change in accruals	143	(100)	1,584
Change in other working capital (liabilities)[b]	(38)	842	149
Income taxes received/(paid)	438	(199)	88
Dividends received	9	2	39
Cash generated from operations	4,683	3,393	18,132
Net interest payments	(433)	(276)	(3,816)
Net cash provided by operating activities	4,250	3,117	14,316
Cash outflows for investments in
intangible assets	(103)	(65)	(844)
property, plant and equipment	(1,247)	(1,048)	(5,187)
financial assets	(201)	(160)	(373)
consolidated companies	(151)	0	(275)
Cash inflows from disposition of
intangible assets	2	68	24
property, plant and equipment	85	355	1,055
financial assets	21	312	1,569
shareholdings in consolidated companies and business units	1	1,505	1,510
Net change in short-term investments (more than 3-month term) and marketable securities	256	(827)	(18)
Other	0	217	466
Net cash (used for)/provided by investing activities	(1,337)	357	(2,073)
Net change of short-term debt	(2,307)	(2,522)	(9,214)
Issuance of medium and long-term debt	38	3,952	6,951
Repayment of medium and long-term debt	(332)	(837)	(2,879)
Dividend	(13)	0	(92)
Proceeds from share offering	8	0	15
Change in minority interests	0	(7)	(7)
Net cash (used for)/provided by financing activities	(2,606)	586	(5,226)
Effect of foreign exchange rate changes on cash and cash equivalents (up to 3-month term)	16	(15)	(43)
Net increase/(decrease) in cash and cash equivalents	323	4,045	6,974
Level at the beginning of the year	8,686	1,712	1,712
Level at end of reporting period	9,009	5,757	8,686

[a]	Changes in receivables, other assets, inventories, materials and supplies, and prepaid expenses and deferred charges.
[b]	Change in other liabilities (which do not relate to financing activities) as well as deferred income.

First quarter of 2004
Consolidated financial statements

Notes to the consolidated statement of income.

Changes in the composition of the Deutsche Telekom Group

The Deutsche Telekom Group sold shareholdings in various companies last year which were included in the consolidated financial statements as of March 31, 2003. These were, at T-Com, the remaining cable business, at T-Mobile, Niedermeyer in Austria, and, at T-Systems, predominantly TELECASH GmbH, SIRIS S.A.S., and Multilink SA. The T-Online division acquired the Scout24 group in the first quarter of 2004. The following table shows the effects of the new acquisitions and disposals on the individual line items of the consolidated statement of income for the first three months of 2004.

Impact of changes in the composition of the Group on the consolidated statement of income for the first quarter of 2004

	T-Com millions of €	T-Mobile millions of €	T-Systems millions of €	T-Online millions of €	Gesamt millions of €

Net revenue	(127)	(35)	(89)	16	(235)
Cost of sales	80	28	80	(7)	181
Gross profit	(47)	(7)	(9)	9	(54)
Selling costs	32	9	12	(6)	47
General and administrative costs	65	3	6	(3)	71
Other operating income	(381)	0	(85)	1	(465)
Other operating expenses	57	0	2	(4)	55
Operating results	(274)	5	(74)	(3)	(346)
Financial income/(expense), net	0	0	4	0	4
Results from ordinary business activities	(274)	5	(70)	(3)	(342)
Income taxes	1	0	1	0	2
Net income/(loss)	(273)	5	(69)	(3)	(340)

Other operating income

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Other operating income	731	1,511	(780)	(51.6)	4,558

Other operating income decreased by approximately EUR 0.8 billion or around 52 percent. This is mainly a result of the completion of the program of selling non-core activities. The prior-year figure for other operating income included income from the sale of financial assets as part of this program - primarily cable activities and TELECASH GmbH - amounting to approximately EUR 0.6 billion. As a result of the completion of this program, no corresponding income was recorded in the period under review.

First quarter of 2004
Consolidated financial statements

Other operating expenses

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Other operating expenses	(1,291)	(1,252)	(39)	(3.1)	(5,084)

The increase in other operating expenses is mainly attributable to personnel costs relating to Vivento.

Financial income/expense, net

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Financial income/(expense), net	(1,110)	(1,092)	(18)	(1.6)	(4,031)
of which: income/(loss) related to associated and related companies	(72)	(3)	(69)	n.a.	(221)
of which: net interest income/(expense)	(973)	(1,057)	84	7.9	(3,776)
of which: write downs on financial assets and marketable securities	(65)	(32)	(33)	n.a.	(34)

Financial expense slightly increased in the first quarter of 2004 compared with the same period last year. The main reasons for this development were the expenses of EUR 0.1 billion for Toll Collect, shown under income/loss related to associated and related companies, and write-downs on loans. This decrease was not fully offset by increased income from companies accounted for using the equity method and a drop in interest expense.

Income taxes

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Income taxes	(80)	460	(540)	n.a.	225

The Reductions of Tax Concessions Act (Basket II) introduced a limitation on the use of loss carryforwards (so-called minimum taxation) for corporate income tax and trade tax with effect from 2004. Consequently, corporate income taxes and trade taxes are once again payable on income generated in the Deutsche Telekom tax consolidation group in 2004 - despite the existence of loss carryforwards. The tax income reported for the first quarter of 2003 mainly related to corporate income tax of EUR 361 million for T-Mobile International AG & Co. KG. This was a one-time effect.

First quarter of 2004
Consolidated financial statements

Other disclosures.

Executive bodies

Josef Brauner resigned his position as member of the Deutsche Telekom AG Board of Management responsible for T-Com effective April 30, 2004. Since then, the Chairman of the Board of Management, Kai-Uwe Ricke, has taken over temporary responsibility for T-Com’s activities within Germany, and the Deputy Chairman, Dr. Karl-Gerhard Eick, for T-Com’s international activities; the Toll Collect business area is under the responsibility of Konrad F. Reiss.

Personnel

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Personnel costs	(3,360)	(3,392)	32	0.9	(13,917)

The decrease of approximately 1 percent in personnel costs is the result of offsetting effects. The decrease in costs relating to the reduction of staff levels and attributable to exchange rate effects is offset to a large extent by collectively agreed salary increases and expenses for severance packages.

Average number of employees

	Q1 2004	Q1 2003	Change	Change %	FY 2003

Civil servants	49,886	50,306	(420)	(0.8)	49,998
Non-civil servants	198,475	204,388	(5,913)	(2.9)	201,265
Deutsche Telekom Group	248,361	254,694	(6,333)	(2.5)	251,263

Trainees/student interns	10,077	9,752	325	3.3	9,958

Number of employees at balance sheet date

	Mar. 31, 2004	Dec. 31, 2003	Change	Change %	Mar. 31, 2003

Civil servants	49,664	49,793	(129)	(0.3)	50,230
Non-civil servants	198,489	198,726	(237)	(0.1)	202,150
Deutsche Telekom Group	248,153	248,519	(366)	(0.1)	252,380

Trainees/student interns	9,919	11,554	(1,635)	(14.2)	9,965

First quarter of 2004
Consolidated financial statements

Depreciation and amortization

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Amortization of intangible assets	(1,125)	(1,168)	43	3.7	(4,678)
of which: UMTS licenses	(150)	(151)	1	0.7	(597)
of which: U.S. mobile communications licenses	(117)	(137)	20	14.6	(516)
of which: goodwill	(613)	(641)	28	4.4	(2,521)
Depreciation of property, plant and equipment	(1,891)	(2,101)	210	10.0	(8,206)
Total depreciation and amortization	(3,016)	(3,269)	253	7.7	(12,884)

The decrease in depreciation and amortization relates mainly to property, plant and equipment, and is primarily a result of restricted capital expenditure in recent periods.

Other taxes

Other taxes included in the operating results amounted to EUR 44 million in the first quarter of 2004, compared with EUR 49 million in the prior-year period.

First quarter of 2004
Consolidated financial statements

Notes to the consolidated balance sheet.

Noncurrent assets

	Mar. 31, 2004 millions of €	Dec. 31, 2003 millions of €	Change millions of €	Change %	Mar. 31, 2003 millions of €

Intangible assets	45,484	45,193	291	0.6	50,861
of which: UMTS licenses	10,280	10,260	20	0.2	10,777
of which: U.S. mobile communications licenses	8,309	8,179	130	1.6	9,858
of which: goodwill	24,729	24,513	216	0.9	27,884
Property, plant and equipment	46,661	47,268	(607)	(1.3)	50,354
Financial assets	3,335	3,190	145	4.5	3,781

A slight reduction in noncurrent assets was recorded in the first quarter of 2004. This decrease is due in particular to the fact that ongoing depreciation was slightly higher than the level of investments in property, plant and equipment. The main factor partially offsetting this reduction is an increase in intangible assets relating to U.S. mobile communications licenses and goodwill as a result of exchange rate effects.

Investments

	Q1 2004 millions of €	Q1 2003 millions of €	Change millions of €	Change %	FY 2003 millions of €

Intangible assets	238	57	181	n.a.	833
Property, plant and equipment	930	852	78	9.2	5,551
Financial assets	294	161	133	82.6	683
Total	1,462	1,070	392	36.6	7,067

The increase in investment in intangible assets is mainly attributable to the increase in goodwill generated by the acquisition of the Scout24 group. The year-on-year growth in financial assets is primarily a result of additions at associated companies of T-Mobile USA.

There were no significant changes year-on-year in investments in property, plant and equipment.

Liquid assets

There was a slight overall increase in liquid assets over the beginning of the reporting period. This is shown in the “Consolidated statement of cash flows”.

First quarter of 2004
Consolidated financial statements

Shareholders’ equity

	Mar. 31, 2004 millions of €	Dec. 31, 2003 millions of €	Change millions of €	Change %	Mar. 31, 2003 millions of €

Capital stock	10,746	10,746	0	n.a.	10,746
Additional paid-in capital	50,100	50,092	8	0.02	50,081
Retained earnings	248	248	0	n.a.	248
Unappropriated net income/(loss) carried forward	(23,311)	(24,564)	1,253	5.1	(24,564)
Net income	169	1,253	(1,084)	(86.5)	853
Cumulative translation adjustment account	(7,141)	(8,017)	876	10.9	(6,071)
	30,811	29,758	1,053	3.5	31,293
Minority interest	4,188	4,053	135	3.3	4,037
Total shareholders’ equity	34,999	33,811	1,188	3.5	35,330

The increase in shareholders’ equity compared with December 31, 2003 is attributable not only to the net income, but also primarily to favorable exchange rate effects from the translation of foreign group companies. 2,670,828 treasury shares were held at March 31, 2004.

Stock-based compensation

Deutsche Telekom AG stock option plan

In the 2000 financial year, Deutsche Telekom granted stock options to certain employees for the first time. On July 19, 2000, Deutsche Telekom granted options to the beneficiaries of the 2000 Stock Option Plan on the basis of the resolution adopted by the shareholders’ meeting in May 2000.

In addition, the shareholders’ meeting in May 2001 approved the introduction of a 2001 Stock Option Plan, resulting in the granting of stock options in August 2001 and July 2002.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

First quarter of 2004
Consolidated financial statements

	SOP 2001		SOP 2000

	Stock options in thousands	Weighted average exercise price €	Stock options in thousands	Weighted average exercise price €

Outstanding stock options at Jan. 1, 2004	11,768	24.25	987	62.69
Granted	0	—	0	—
Exercised	0	—	0	—
Forfeited	68	26.23	32	62.69
Outstanding at Mar. 31, 2004	11,700	24.25	955	62.69
Exercisable at Mar. 31, 2004	3,947	30.00	0	—

T-Online International stock option plan

The extraordinary shareholders’ meeting of T-Online International AG resolved a 2000 Stock Option Plan for the Board of Management, and for specialists and managers of T-Online and its subsidiaries prior to the company’s IPO. The 2001 shareholders’ meeting approved a new stock option plan, structured as a “premium-priced plan”, to enhance the company’s competitiveness.

The following table provides an overview of the development of the total stock options held under the 2000 and 2001 plans:

	SOP 2001		SOP 2000

	Stock options in thousands	Weighted average exercise price €	Stock options in thousands	Weighted average exercise price €

Outstanding stock options at Jan. 1, 2004	4,185	10.31	112	37.65
Granted	0	—	0	—
Exercised	6	10.35	0	—
Forfeited	0	—	0	—
Outstanding at Mar. 31, 2004	4,179	10.31	112	37.65
Exercisable at Mar. 31, 2004	1,057	10.35	0	—

The Ya.com plan, which was introduced as part of the acquisition of the company in the year 2000, expired at December 31, 2003.

First quarter of 2004
Consolidated financial statements

T-Mobile USA/Powertel stock option plan

Before its acquisition on May 31, 2001, T-Mobile USA had granted stock options to its employees. On May 31, 2001, these were converted at the rate of 3.7647 per unvested, outstanding T-Mobile USA option.

At December 31, 2003, 22.5 million shares were available for outstanding options for the 1999 Management Incentive Stock Option Plan (“MISOP”), which was changed as a consequence of the acquisition on May 31, 2001. The vesting period and option term relating to the option plan are determined by the MISOP administrator. The options typically vest for a period of four years and have a term of up to 10 years.

Before its acquisition on May 31, 2001, Powertel had granted stock options to its employees.

On May 31, 2001, as a consequence of the acquisition, all unvested, outstanding Powertel options were converted into Deutsche Telekom options at a conversion rate of 2.6353.

In addition, T-Mobile USA issued performance options to certain managers in 2003.

The following table provides an overview of the development of the total stock options issued by T-Mobile USA, including performance options, and Powertel combined in 2004:

	Stock options in thousands	Weighted average exercise price USD

Outstanding stock options at Jan. 1, 2004	22,539	17.72
Granted	230	19.64
Exercised	1,418	7.32
Forfeited	418	22.26
Outstanding at Mar. 31, 2004	20,933	18.42
Exercisable at Mar. 31, 2004	15,288	19.94

First quarter of 2004
Consolidated financial statements

MATÁV stock option plan

On April 26, 2002, the shareholders’ meeting of MATÁV approved the introduction of a management stock option plan.

On July 1, 2002, MATÁV used its authority under the shareholders’ resolutions adopted in April 2002 to grant these options for the first tranche (exercisable 2003) and for the second and third tranches (exercisable 2004 / 2005).

The following table provides an overview of the development of the total stock options held:

	Stock options in thousands	Weighted average exercise price HUF

Outstanding stock options at Jan. 1, 2004	3,655	944
Granted	0	—
Exercised	0	—
Forfeited	158	944
Outstanding at Mar. 31, 2004	3,497	944
Exercisable at Mar. 31, 2004	1,116	933

Guarantees and commitments, and other financial obligations

Guarantees and commitments, and other financial obligations decreased slightly compared with the end of last year. This development was the result of offsetting effects. The decrease in guarantee commitments was almost offset by an increase in purchasing and leasing obligations in particular.

First quarter of 2004
Consolidated financial statements

Notes to the consolidated statement of cash flows.

Net cash provided by operating activities.

Net cash provided by operating activities increased year-on-year by EUR 1.1 billion to EUR 4.3 billion in the first quarter of 2004. This increase is primarily a result of an improvement in operational business and a tax refund of EUR 0.4 billion, compared with a tax payment of EUR 0.2 billion in the first quarter of 2003.

Net cash used for/provided by investing activities.

In the period under review net cash used for investing activities amounted to EUR 1.3 billion. This includes investments of EUR 1.5 billion in noncurrent assets and EUR 0.2 billion in shares of fully consolidated companies. These outflows are partially offset in particular by cash inflows amounting to EUR 0.1 billion from the disposal of noncurrent assets and the net change in short-term investments of EUR 0.3 billion. The Group recorded a negative difference of EUR 1.7 billion between the net cash provided by investing activities (inflow) in the first quarter of 2003 and the net cash used for investing activities (outflow) in the first quarter of 2004. This difference is primarily attributable to the extraordinary sales of shares of fully consolidated companies amounting to EUR 1.5 billion in the first quarter of 2003.

Net cash used for/provided by financing activities.

Net cash used for financing activities amounted to EUR 2.6 billion in the first quarter of 2004, compared with net cash provided by financing activities of EUR 0.6 billion in the prior-year quarter, a difference of EUR 3.2 billion. This is mainly due to the issuance of medium and long-term debt, which decreased by EUR 3.9 billion, while the repayment of this category of debt was reduced by EUR 0.5 billion. In addition, net repayment of short-term debt decreased by EUR 0.2 billion year-on-year.

First quarter of 2004
Consolidated financial statements

Segment reporting.

All segment information in this report has been prepared in accordance with U.S. Statement of Financial Accounting Standards No. 131 (SFAS 131) and German Accounting Standard 3, “Segment Reporting” (GAS 3).

The following tables give an overall summary of Deutsche Telekom’s segments for the full 2003 financial year as well as for the first quarter of both 2003 and 2004. In addition to the details of the segments, there is also a reconciliation line. The reconciliation line mainly contains consolidation entries.

Segment information for the 2003 financial year

FY2003	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Depreciation and amortization millions of €	Net interest income/ (expense) millions of €	Income/ (loss) related to associated and related companies millions of €	Income/ (loss) before income taxes millions of €

T-Com	25,116	4,090	29,206	(5,169)	(315)	(412)	4,247
T-Mobile	21,572	1,206	22,778	(5,196)	(992)	97	831
T-Systems	7,184	3,430	10,614	(1,499)	(39)	(4)	(138)
T-Online[a]	1,662	189	1,851	(430)	110	90	104
Group Headquarters & Shared Services	304	3,964	4,268	(881)	(2,874)	(3)	(4,071)
Reconciliation	0	(12,879)	(12,879)	291	334	(23)	425
Group	55,838	0	55,838	(12,884)	(3,776)	(255)	1,398

[a]

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

Segment information in the quarters

Q1 2004 Q1 2003	Net revenue millions of €	Intersegment revenue millions of €	Total revenue millions of €	Depreciation and amortization millions of €	Net interest income/ (expense) millions of €	Income/ (loss) related to associated and related companies millions of €	Income/ (loss) before income taxes millions of €

T-Com	6,053	922	6,975	(1,184)	(25)	(138)	1,251
	6,441	1,049	7,490	(1,318)	(130)	(2)	1,418
T-Mobile	5,678	266	5,944	(1,234)	(266)	1	156
	5,006	304	5,310	(1,264)	(304)	2	(77)
T-Systems	1,722	753	2,475	(340)	(1)	(1)	(42)
	1,715	845	2,560	(367)	(18)	0	(18)
T-Online[a]	453	40	493	(109)	27	0	37
	394	51	445	(102)	31	(2)	2
Group Headquarters & Shared Services	80	1,010	1,090	(212)	(770)	2	(1,156)
	62	1,031	1,093	(286)	(647)	(32)	(826)
Reconciliation	0	(2,991)	(2,991)	63	62	(1)	100
	0	(3,280)	(3,280)	68	11	(1)	(5)
Group	13,986	0	13,986	(3,016)	(973)	(137)	346
	13,618	0	13,618	(3,269)	(1,057)	(35)	494

[a]

Figures are calculated in accordance with the provisions of German GAAP specified in the German Commercial Code (HGB), as applied throughout the Deutsche Telekom Group, and differ from those published in the reports of T-Online International AG under the IFRSs.

First quarter of 2004
Consolidated financial statements

Accounting.

Basis of accounting

Deutsche Telekom prepares its consolidated financial statements in accordance with German GAAP, i.e., the requirements of the German Commercial Code (Handelsgesetzbuch – HGB), and the German Stock Corporation Act (Aktiengesetz – AktG), and prepares its interim reports in accordance with the requirements of German Accounting Standard 6 (GAS 6) dated February 13,2001, and with the Rules and Regulations for the Frankfurt Stock Exchange.

Accounting policies

Deutsche Telekom uses the same methods of accounting and valuation for preparing its quarterly financial statements as for its annual financial statements.

A detailed description of the methods used can be found in the notes to the consolidated financial statements at December 31, 2003.

Bonn, May 10, 2004

Deutsche Telekom AG
Board of Management

Kai-Uwe Ricke	Dr. Karl-Gerhard Eick	Thomas Holtrop

Dr. Heinz Klinkhammer	René Obermann	Konrad F. Reiss

First quarter of 2004
Investor Relations calendar 2004 / 2005

Deutsche Telekom
Investor Relations calendar 2004/2005.

Financial calendar

Dates

May 18, 2004	2004 Shareholders’ meeting of Deutsche Telekom AG, Cologne
May 19, 2004	2004 Shareholders’ meeting of T-Online International AG, Cologne
August 12, 2004	Deutsche Telekom AG report on the first half of 2004 Press conference and analysts’ meeting
November 11, 2004	Deutsche Telekom AG report on the first nine months of 2004 Conference call
March 3, 2005	Annual press conference on the 2004 financial year and analysts’ meeting
March 15, 2005[a]	Publication of the 2004 Annual Report
April 26, 2005	2005 Shareholders’ meeting of Deutsche Telekom AG

[a]	Date not yet finalized

Further dates are published on the internet at
www.deutschetelekom.com

First quarter of 2004

Disclaimer.

This Interim Report contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “project” and “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on current plans, estimates, and projections, and therefore you should not place too much reliance on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including, without limitation, those factors set forth in “Forward-Looking Statements” and “Risk Factors” contained in Deutsche Telekom’s annual report on Form 20-F filed with the SEC. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not intend or assume any obligation to update these forward-looking statements.

This Interim Report contains a number of non-GAAP figures, such as EBITDA and EBITDA adj. for special factors, EBITDA margin adj., capex, adj. net income, free cash flow, and gross and net debt. These non-GAAP figures should not be viewed as a substitute for our GAAP figures. Our non-GAAP measures may not be comparable to non-GAAP measures used by other companies. To interpret the non-GAAP measures, please refer to the chapter “Reconciliation of pro forma figures” of this Interim Report, which is also posted on Deutsche Telekom’s Investor relations link under www.deutschetelekom.com.

First quarter of 2004

Contacts.

Deutsche Telekom AG

Zentralbereich Konzernkommunikation
Postfach 20 00, D-53105 Bonn
Phone  +49 (0) 228 181 - 4949
Fax       +49 (0) 228 181 - 94004

This report can be downloaded from the Investor Relations site on the Internet at:
www.deutschetelekom.com

For further information on the divisions please refer to:
www.t-com.de
www.t-mobile-international.com
www.t-systems.com
www.t-online.com

Investor Relations, Bonn office
Phone  +49 (0) 228 181 - 88880
Fax       +49 (0) 228 181 - 88899
E-mail    investor.relations@telekom.de

Investor Relations, New York office
Phone  +1 212 424 2926
Phone     1 887 DT SHARE (toll-free)
Fax        +1 212 424 2986
E-mail   investor.relations@usa.telekom.de

This Group Report for the first three months of 2004 is also available in German.

The German print version of this Group Report is legally binding.

This Group Report is a publication of Deutsche Telekom “Investor Relations”.

KNr. 642 100 024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten Title: Vice President

Date: May 18, 2004